Exhibit 99.4

ANNUAL INFORMATION FORM

EASTMAIN RESOURCES INC.

FOR THE YEAR ENDING OCTOBER 31, 2019

January 28, 2020

GLOSSARY

The following is a glossary of terms and abbreviations used in this annual information form (the “AIF” or the “Annual Information Form”).

TERM	DESCRIPTION
$	Canadian dollar; all amounts shown are denoted in Canadian dollars unless otherwise indicated.
“Ag”	Chemical symbol for the element silver.
“alteration”	Any change in the mineral composition of a rock that is brought about by physical or chemical means.
“amphibolite facies”	Metamorphic rocks formed under moderate to high pressure and temperatures of 450 to 700 degrees C.
“anomaly”	Geochemical and geophysical data, which deviates from neighbouring background results either in value or distribution.
“Archean”	Oldest rocks of the Precambrian Era, older than about 2,500 million (2.5 billion) years. Also, archaean.
“arsenic”	Metallic element with the chemical symbol As, can occur as a native mineral or commonly as a sulphide mineral.
“arsenopyrite”, “aspy”	Iron-arsenic sulphide, FeAsS.
“As”	Chemical symbol for the element arsenic.
“assay”	Analytical procedure to determine the presence, abundance or quantity of one or more chemical components.
“Au”	Chemical symbol for the element gold.
“auriferous”	Containing gold.
“base metal”
Metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low unit value often used in large volumes in construction and manufacture. Chemically inferior in certain properties (such as resistance to corrosion) compared to ‘noble metals’ such as gold, silver or platinum.

“basic rock”	Igneous rock having relatively low silica content.
“biotite”	Generally dark coloured iron, magnesium and potassium rich mica.
“breccia”	Rock derived from grinding or fluidization processes in which angular fragments are surrounded by a mass of finer-grained material.
“Cambrian”	The oldest system of rocks in which fossils can be used for age-dating and correlation; the first period in the Palaeozoic Era (about 600 million years ago).
“carbonate”	Mineral or rock composed principally of calcium carbonate (CaCO3) with or without additional elements such as iron or magnesium.
“chalcopyrite”, “cpy”	Iron-copper sulphide, CuFeS2 and abbreviation.
“channel sample”
A sample cut extracted from a small trench or channel cut into outcrop, usually a few centimetres wide and two to five centimetres deep used for sampling of veining or altered rock in surface exposures.

“chlorite”	A green iron-magnesium rich metamorphic mineral.
“Co”	Chemical symbol for the metallic element cobalt.
“conductor”	A geophysical channel through which an electric current can be generated by an electrical charge or an imposed electromagnetic field.
“conglomerate”	A sedimentary rock composed of rounded to subrounded, transported fragments greater than two millimetres (pebbles, cobbles, boulders) cemented into a solid mass.
“Cu”	Chemical symbol for the metallic element copper.
“diamond drill”	A rotary type of rock drill with a diamond set or diamond impregnated bit used to obtain a cylindrical core of rock.
“dyke”	Tabular body of igneous rock crosscutting host strata at a high angle.
“EM”	Abbreviation: Electromagnetic.
“facies”	A group of rocks, rock body or part of a rock body having similar characteristics which differentiate it from other groups in appearance, composition, petrogenesis, etc.
“Fe”	Chemical symbol for the metallic element iron.
“feldspar”	A group of common aluminosilicate minerals with variable amounts of calcium, potassium and sodium.
“felsic”	Igneous rock composed principally of feldspar and quartz.
“fold”	Bend in strata or any planar structure.
“foliation”	Parallel orientation of platy minerals or mineral banding in rocks.
“formation”	A single or multiple unit(s) of rock identified by lithological characteristics and stratigraphic position.
“g”	gramme / gram
“g/t or gpt”	Grams per tonne.
“geochemical survey”	Method of gathering samples of like material (rock, soil, vegetation, water) in order to determine the abundance of certain chemical elements in those substances.
“geophysics”	Study of variations in the values of the physical parameters of the earth by quantitative methods. Commonly the study of gravitational, magnetic, electrical and radioactive properties.
“gneiss”	A term applied to banded rocks formed during high-grade regional metamorphism; often characterized by alternating bands of light and dark minerals.
“greenstone”	Field term for volcanic rocks predominated by mafic composition
“greenstone belt”	Area underlain by volcanic and sedimentary rocks, usually in a continental shield.
“group”	A number of contiguous or associated formations having significant lithologic features in common.
“hectare”, “ha”	Area of land equal to 100 metres by 100 metres (10,000 m2).

“horizon”	A defined layer within a stratigraphic sequence, which has unique characteristics distinguishing it from the rest of the sequence, also ‘marker horizon’.
“igneous”	Rock or material, which solidified from molten material.
“intrusive”	Igneous rock that typically forms at depth that invades older rocks.
“IP” or “induced polarization”	Method of ground geophysical surveying employing an electrical current to determine indications of mineralization through the measurement of rock resistivity and chargeability.
“JV”	Joint venture.
“kg”	kilogram
“km”	kilometre
"LIDAR"
(Light Detection And Ranging) is an optical remote sensing technology that can measure the distance to, or other properties of, targets by illuminating the target with laser light and analyzing the backscattered light. LIDAR technology has applications in geomatics, archaeology, geography, geology, geomorphology, seismology, forestry, remote sensing and contour mapping.

“line cutting”
Technique consisting of making corridors of equal spacing on the ground to have precise reference locations over a specific area; making of a grid pattern on the ground as a basis for control of geologic or geotechnical surveys.

“lithogeochemical survey”	Geochemical survey that involves the sampling of rocks to determine their chemical characteristics.
“m”	metre or metres
“M”	million
“mafic”	Igneous rocks composed predominantly of dark, magnesium- and iron-rich minerals.
“magnetic survey”	Geophysical survey technique which measures variations in the earth’s magnetic field caused by variations in rock type or geologic structures.
“metamorphic rocks”	Rocks that have undergone a change in texture or composition as the result or heat and/or pressure.
“Mineral Resource”
Ref., CIM Standing Committee on Reserve Definitions, May 10, 2014 A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

“mineralization”	In exploration, a reference to a notable concentration of metals and their associated mineral compounds, or a specific mineral, within a body of rock.
“NI 43-101”
Ref., National Instrument 43-101 Standards of Disclosure for Mineral Projects (and Form). This instrument governs disclosure, including oral statements, written documents and websites. The disclosure must be based on information provided by a "qualified person" (as defined in NI 43-101).

“Ni”	Chemical symbol for the metallic element nickel.
“NSR”	Net Smelter Royalty – Royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.
“ore”	Rock containing mineral(s) or metal(s) that can be economically extracted.
“Ore body”	A natural concentration or mass of material that can be extracted and sold at a profit.
“ounce(s)” “oz”	Troy ounce unless stated otherwise.
“outcrop”	An exposure of bedrock at the surface.
“plagioclase”	Any of a series of triclinic minerals of the feldspar family, ranging in composition from sodium (albite) to calcium (anorthite) and found in many rock types.
“ppb”	Parts per billion.
“P.Eng.”	Professional Engineer.
“P.Geo., Géo.”	Professional Geoscientist.
“pyrite”	Iron sulphide (FeS2).
“pyroclastic”	Volcanic materials that have been explosively ejected from a volcanic vent.
“pyrrhotite”	A magnetic iron sulphide material (Fe7S8).
“Quartz”, “qtz”	Mineral of silica SiO2 and abbreviation, a common rock forming and alteration mineral
“SEDAR”
System for Electronic Document Analysis and Retrieval - Official site for access to most public securities documents and information filed by issuers registered with provincial and territorial securities regulatory authorities ("Canadian Securities Administrators" or "CSA") www.sedar.com.

“sphalerite”, “sph”	A zinc sulphide mineral (Zn, FeS) and abbreviation
“siliceous”	A rock rich in silica.
“stringer”	A very small vein or irregular filament of mineral(s) traversing a rock mass; occurs independently or as a branch of a larger vein.
“sulphide”	A mineral in which one or more element is found in combination with sulphur.
"Tellurium, Te"
Tellurium, a chemical element forming tellurides often with gold and silver, often appear as a silver-white metalloid which looks similar to tin; Applications in solar panels and as a semiconductor material.

“tonalite”	A felsic intrusive rock composed mainly of quartz and feldspar.
“tonne”, “t”	1,000 kilograms, metric equivalent to 1.102 short tons.

"troy ounce"	A troy ounce per tonne (oz/t) is a unit of imperial measure, used to gauge the mass of precious metals. One troy ounce is defined as exactly 0.0311034768 kg or 31.1034768 g.
“trenching”	The act of blasting or digging through overburden and outcrop to expose fresh outcrop for mapping and sampling.
“tuff”	A rock composed of fine volcanic fragments and ash, generally less than 4 millimetres in diameter.
“ultramafic”	Igneous rock consisting of ferro-magnesium minerals (olivine and pyroxene) and containing virtually no quartz or feldspar.
“volcanic”	Originating from volcanic activity.
“volcanogenic”	Formed by processes directly connected with volcanism.
“volcano-sedimentary”	A mix of rocks formed by volcanic and sedimentary processes.

TABLE OF CONTENTS

GLOSSARY		2
TABLE OF CONTENTS		7
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		9
CORPORATE STRUCTURE		10
1.1	Name and Incorporation	10
1.2	Intercorporate Relationships	10
1.3	Employees	10
2.0 GENERAL DEVELOPMENT OF THE BUSINESS		10
2.1	Developments	10
2.2	Three-Year History	11
2.2.1	Fiscal Year 2019	11
2.2.2	Fiscal Year 2018	12
2.2.3	Fiscal Year 2017	14
3.0 MINERAL PROJECTS		15
3.1 CLEARWATER PROPERTY		16
3.1.1	Property Description and Location	16
3.1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
3.1.3	History	17
3.1.4	Geological Setting	17
3.1.5	Metallurgical Studies	18
3.1.6	2017 Eau Claire Mineral Resource Estimate	19
3.1.7	2017 Clearwater Exploration Program	21
3.1.8	2018 Eau Claire Resource Update	22
3.1.9	2018 Eau Claire Preliminary Economic Assessment (PEA)	23
3.1.10	Clearwater Exploration Program – 2019	26
3.3 ÉLÉONORE SOUTH PROPERTY		28
3.3.1	Summary of Gold Mineralization	28
3.3.2	2017 Éléonore South Property Exploration	28
	101 and Trench Prospects	29
3.3.3	2018 Éléonore South Property Exploration	29
3.3.4	2019 Éléonore South Property Exploration	30
4.0 SECURITY OF SAMPLES		31
4.1	Sampling and Analytical Procedure and Quality Control and Assurance	32
4.2	Scientific and Technical Disclosure	33
5.0 DIVIDENDS		33
6.0 CAPITAL STRUCTURE		33
7.0 MARKET FOR THE TRADING OF SHARES		33
	Trading Price and Volume	34
8.0 RISK FACTORS		34
8.1	Exploration and Development	34
8.2	Regulatory Matters	35
8.3	Reliability of Resource Estimates	35
8.4	No History of Mineral Production	35
8.5	Permits, Licenses and Approvals	36
8.6	Title to Property	36
8.7	Competition	37
8.8	Additional Funding	37
8.9	Dependence on Management	38
8.10	Conflicts of Interest	38
8.11	Commercialization	38
8.12	Uninsured Hazards	38
8.13	Land Claims	38

9 DIRECTORS AND OFFICERS		38
9.1.1	Conflicts of Interest	41
9.2	Audit Committee	41
9.2.1	The Audit Committee Charter	41
9.2.2	Composition of the Audit Committee	41
9.2.3	Relevant Education Experience and Pre-Approval Policies / Procedures	41
9.2.4	Audit Fees	42
10 LEGAL PROCEEDINGS		42
11.0 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		42
11.1	Registrar and Transfer Agent	42
12.0 EXPERTS		43
12.1.1	Names of Experts	43
12.1.2	Interests of Experts	43
ADDITIONAL INFORMATION		43
“SCHEDULE A”		44
Charter of the Audit Committee of the Board of Directors		44
Schedule “B”		50
Position Description for the Chair of the Audit Committee		50
Schedule “C”		52
National Instrument 52-110 Audit Committees (“NI 52-110”)		52
Schedule “D”		55
Procedures for Receipt of Complaints and Submissions		55
Schedule “E”		56
Procedures for Approval of Non-Audit Services		56

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form about anticipated future events or results are forward-looking statements. These statements may include, but are not limited to: statements with respect to the future financial or operating performance of the Corporation and its projects; the future price of gold or other metal prices; the estimation of Mineral Resources; the realization of Mineral Resource estimates; the timing and amount of estimated future production; costs of production; capital; operating and exploration expenditures; costs and timing of the development of new deposits; costs and timing of future exploration; requirements for additional capital; proposed exploration activities, the Preliminary Economic Assessment in respect of the Clearwater project, government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitations of insurance coverage and the timing and possible outcome of regulatory matters. Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions. The forward-looking statements that are contained in this Annual Information Form involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; reliability of resource estimates; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and, the factors discussed in the section entitled “Risk Factors” in this Annual Information Form.

Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risk Factors” and to those that may be discussed as part of particular forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this Annual Information Form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This Annual Information Form uses the terms “measured”, “indicated” and “inferred” Mineral Resources. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred Mineral Resources may not form the basis of feasibility or other economic studies except a Preliminary Economic Assessment. Readers are cautioned not to assume that all or any part of an inferred Mineral Resource exists, or is economically or legally mineable. Readers are also cautioned not to assume that all or any part of indicated Mineral Resources will ever be converted into reserves.

CORPORATE STRUCTURE

1.1
Name and Incorporation

Eastmain Resources Inc. ("Eastmain" or the "Company") was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated April 28, 1982 as 512332 Ontario Limited. By articles of amendment dated March 19, 1985, the Company changed its name to "Eastmain Resources Inc." and by articles of amendment dated August 19, 1985, the Company changed its authorized capital to consist of an unlimited number of common shares (the "Common Shares"). By further articles of amendment dated April 15, 1986, the Company removed the private company restriction provisions in its articles.

The registered office of the Company is located at 82 Richmond Street East, Toronto, Ontario M5C 1P1. The principal office of the Company is located at 34 King Street East, Suite 601, Toronto, Ontario, M5C 2X8.

1.2
Intercorporate Relationships

The Company owns 100% interest in Eastmain Mines Inc., which exists under the federal laws of Canada.

1.3
Employees

As at October 31, 2019, the Company had approximately 15 employees.

 2.0
GENERAL DEVELOPMENT OF THE BUSINESS

The Company’s activities consist mainly of acquisition, exploration and discovery of mineral resources, with the intent of advancing, developing and ultimately operating its key assets. In circumstances where considered appropriate, the Company may also sell or joint venture mineral resources to a production corporation while retaining a royalty or other interest. The Company’s strategy is to pursue exploration activities on its key properties, which are primarily located in under-explored regions that are geologically comparable to the major mining camps in Canada, and to make joint venture or option agreements on its non-key assets.

The Company maintains a focus on gold exploration within the James Bay Region of Northern Québec, where it holds a 100% interest in the Eau Claire and Eastmain Mine gold deposits as well as interests in 8 other properties covering approximately 112,528 ha in total of this promising mineral district. The Company also has a 36.7% Joint Venture interest in the Éléonore South project (“Éléonore South JV”). Management believes these properties have excellent development potential.

2.1
Developments

The Company continues to execute its exploration and development work programs focused on the Clearwater Property and the Éléonore South JV. Highlights from the 2018/2019 program are described below. The Company is currently preparing its 2020 exploration and development programs which include continued testing of identified gold targets at Clearwater which were identified during 2018 and 2019 work programs. In addition, ongoing advancement work for the Eau Claire Project continues with review of the Company’s Preliminary Economic Assessment and environmental baseline studies. These studies will be used to support future permitting activities. As operator of the Éléonore South JV, the Company proposed and executed a drilling and property-wide field exploration campaign on behalf of the partners in the spring and fall of 2019. The results of this program were compiled and announced in late 2019.

2.2
Three-Year History

A review of the past three years follows below.

2.2.1
Fiscal Year 2019

Exploration work at the Company’s Clearwater Project focused on the Knight-Serendipity Volcano-sedimentary Horizon (KS Horizon). During the period extensive prospecting was conducted along the KS Horizon. A trenching program, surface geophysics and two phases of drilling were also completed with a particular focus on the southern limb of the KS Horizon in the vicinity of the Percival Discovery. During the summer period approximately 1,900 linear metres of trenching were completed, and 2,324 channel and grab samples were collected. During the same period High Density Prospecting and mapping were conducted, supported by Beep-Mat™ susceptibility and EM conductivity prospecting, targeting areas of historic soil geochemical and 2018 VTEM anomalies with a view to identifying Percival-type pyrrhotite-bearing breccia and silicified breccia units identified in drilling. A total of 1,342 grab samples were taken during the campaign.

Two phases of drilling were completed in 2019, a winter phase comprised of 17 drill holes (5,116 m) and a fall phase of 20 holes (5,119 m). The winter phase focused on the Percival Discovery area while exploration was extended east along the south limb of the KS Horizon.

During 2019, Eastmain and its partners Newmont Goldcorp Corporation and Azimut Exploration Inc. undertook drilling and surface exploration at the Éléonore South property. From March to April, 15 drill holes totalling 4,507.5 m drilling targeted the Contact Trend and Internal Tonalite Zones. During August and September Eastmain conducted a regional soil survey (400 m x 50 m spacing; 1,748 B-Horizon samples). During the same period a regional prospecting and sampling campaign (1,318 rock samples) was also completed.

Corporate Affairs & Finance
During the twelve months ended October 31, 2019, the Company granted 838,873 restricted stock units (“RSU”) to officers and employees under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation. The weighted average fair value of RSU granted during the year ended October 31, 2019 was $0.17. As at October 31, 2019, there were 225,000 RSU issued and outstanding.

On May 8, 2019, the Company closed a non-brokered offering of 8,987,203 units (“Hard Units”) at a price of $0.135 per Hard Unit, 8,044,285 Quebec flow-through common shares of the Company (the “Quebec FT Shares”) at a price of $0.175 per Quebec FT Share, 1,064,500 Federal flow-through common shares of the Company (the “Federal FT Shares”) at a price of $0.17 per Federal FT Share, and 1,646,900 charity flow-through units of the Company (“Charity FT Units”) at a price of $0.235 per Charity FT Unit (together with the Hard Units, Quebec FT Shares, Federal FT Shares, and Charity FT Units, the “Securities”), to raise aggregate gross proceeds of $3,189,000. Each Hard Unit and each Charity FT Unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each full Warrant entitles the holder to acquire one common share of the Company for two years from the closing of the Offering at a price of $0.17.The net proceeds of the offering were used to fund exploration of the Company’s mineral concessions in Quebec and for general working capital purposes.

On August 8, 2019, the Company optioned its Eastmain Mine property to Benz Mining Corp. Payments to Eastmain of $2,500,000, of which up to $875,000 may be paid in common shares of Benz, during a 4-year earn-in period; and Benz incurring expenditures of $3,500,000 on the Project over 4 years; A milestone payment of $1,000,000 related to Benz obtaining project financing following the exercise of the Option, to complete the 100% earn-in; A milestone payment of $1,500,000 related to commercial production following the exercise of the Option; and NSR Royalty of 2% after the first 250,000 oz of production, with a buyback of 1% for $1,500,000, to be granted to Eastmain following exercise of the Option.

In late 2017, the Company was advised by the Canada Revenue Agency ("CRA") that certain Canadian Exploration Expenses (“CEE”) expenditures which had been renounced to investors in 2013 and 2014 via flow-through financings were reassessed by the CRA. The Company believes the reassessment is premised on an incorrect interpretation of flow-through rules relating to the eligibility of CEE. In 2018, the Company and its tax advisors filed an objection to vigorously contest the reassessment. Assuming the Company is unsuccessful in its appeal and/or fails to reach a settlement with the CRA, the Company anticipates potential repayments of up to $280,000. While not considered material to the operations of Eastmain, the Company accrued for this amount in 2018 and will adjust the accrual on completion of the appeal process.

On October 24, 2019, the Company completed a private placement consisting of the issue of 5,765,772 units at a price of $0.12 per Hard Unit, 12,632,257 Quebec flow-through common shares of the Company at a price of $0.155 per Quebec FT Share and 689,654 federal flow-through common shares of the Company at a price of $0.145 per Federal FT Share. Each Hard Unit consisted of one common share of the Company and one-half of one Warrant. Each Warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the Offering at a price of $0.16. The financing closed for aggregate gross proceeds of $2,750,000.

No options or warrants were exercised or expired in 2019.

On December 6, 2019, the Company appointed Blair Schultz, a director of the Company, as Interim President and Chief Executive Officer (“CEO”). This appointment followed the departure of Claude Lemasson as President and CEO and a director of the Company. The Board has formed an executive search committee to identify and hire a new CEO, and anticipates the position will be filled in the first half of the calendar year.

2.2.2
Fiscal Year 2018

After completing its review work and drilling additional holes to verify historical data in 2017, Eastmain announced a new Mineral Resource Estimate for the Eastmain Mine deposit in January 2018. The NI 43-101 compliant 2018 Mineral Resource Estimate includes (i) an Indicated Mineral Resource of 0.9 million tonnes (“Mt”) at an average grade of 8.2 g/t Au containing 236,500 ounces (“oz”) of gold and (ii) an 0.57 Mt at an average grade of 7.5 grams per tonne gold (“g/t Au”) for 139,300 gold oz classified as Inferred Mineral Resources.

In July 2018, Eastmain became the operator of the Éléonore South Joint Venture (“ESJV”). This included staffing and managing the fall 2018 exploration program, completing 7,200 m of drilling. Prior to the fall program and based on a variety of exploration initiatives including geophysical analysis, surface sampling, mapping, extensive stripping and drilling in 2017, the ESJV partners completed a spring 2018 drilling program totalling 5,450 m. Drilling during the year continued to target the tonalite hosted Contact Trend, a large gold system and followed up on the discovery of high-grade gold-bearing veins in October 2017, on the Moni and Contact Trends.

In May 2018, the Company announced an updated Mineral Resource Estimate and first-ever Preliminary Economic Assessment (“PEA”) for the Eau Claire deposit at the Clearwater Property, located in James Bay, Quebec. The updated Mineral Resource Estimate reflected an additional 14,884 metres of drilling and increased Eau Claire’s Mineral Resource Estimate by 62,000 gold oz at a grade of 6.9 g/t Au. Taking into account this increase, Eau Claire’s Mineral Resources comprised (i) a Measured & Indicated Resource totaling 853,000 Au oz grading 6.18 g/t and (ii) an Inferred Resource totaling 500,000 Au oz grading 6.53 g/t.

The PEA represented a key milestone for Eastmain as it provided the first-ever technical study assessing the potential profitability and project economics of developing a commercial mining operation at the Eau Claire gold Project. Management notes that the robust economics presented continue to support future development initiatives as well as additional exploration to define additional gold. Highlight results included: a 12-year mine life producing 950k gold ounces at total average cash costs of US$486/oz (AISC US$574/oz). Production is forecast to come from two open pits in the initial 3 years of the mine life with a transition to underground mining commencing in year 2. Assuming a US$1,250/oz gold price and 0.77:1 $C/US FX rate, the PEA indicated robust project economics including a C$260MM after-tax NPV 5% and a 27% after-tax Internal Rate of Return (IRR). While the PEA reflected very robust results, Eastmain continues to identify additional opportunities to further improve project economics through exploration and refinement of project parameters.

Corporate Affairs & Finance

During the nine months ended July 31, 2018, the Company granted 116,667 restricted stock units (“RSU”) to an employee under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation.

On December 14, 2017, the Company closed a non-brokered offering of 6,000,000 flow-through common shares at a price of $0.38 per flow-through common shares, to raise aggregate gross proceeds of $2,280,000. The net proceeds of the offering were used to fund exploration of the Company’s mineral concessions in Quebec.

In late 2017, the Company was advised by the Canada Revenue Agency ("CRA") that certain Canadian Exploration Expenses (“CEE”) expenditures which had been renounced to investors in 2013 and 2014 via flow-through financings were reassessed by the CRA. The Company believes the reassessment is premised on an incorrect interpretation of flow-through rules relating to the eligibility of CEE expenditures. In 2018, the Company and its tax advisors filed an objection to vigorously contest the reassessment. Assuming the Company is unsuccessful in its appeal and/or fails to reach a settlement with the CRA, the Company anticipates potential repayments of up to $280,000. While not considered material to the operations of Eastmain, the Company accrued for this amount in 2018 and will adjust the accrual on completion of the appeal process.

In January 2018, Ms. Tamara Brown was appointed to the Board of Directors. In conjunction with her appointment, 250,000 share purchase options with an exercise price of $0.30 and expiry date of January 25, 2023 were issued to Ms. Brown. One-third of the options vest immediately, one-third vest on the first anniversary and one-third on the second anniversary. All unvested options issued to Ms. Brown were cancelled upon her resignation in July 2018.

In April 2018, 500,000 stock options with an exercise price of $0.60 expired unexercised.

On July 5, 2018, the Company completed a private placement consisting of the issue of 8,268,570 Federal flow-through shares at $0.28 per share, 2,100,000 Quebec flow-through shares at $0.30 per share and 11,935,321 units at $0.235 per common share for aggregate gross proceeds of $5,750,000. Issue costs in connection with the offer were $112,819 and underwriting's fees were $303,758. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each Warrant entitles the holder to acquire one common share of the Company for 2 years from the closing at a price of $0.35.

In July 2018, Ms. Maura Lendon was appointed to the Board of Directors. The appointment of Ms. Lendon followed the resignation of Ms. Tamara Brown who departed for professional reasons in connection with her new role with a globally diversified mining company.

In July 2018, Eastmain assumed operatorship for the ESJV on behalf of its joint venture partners, Azimut and Goldcorp. Since assuming this role, the Company has staffed, opened and is now overseeing the Éléonore South camp and completed its H2 2018 exploration program including 7,200 m of drilling, overburden stripping and prospecting. During the spring and fall 2018 programs, a total of 12,650 m of drilling was completed.

In September 2018, 2,050,000 share purchase options with an exercise price of $0.18 and expiry date of September 18, 2023 were issued to directors, management and employees of the Company. One-third of the options vest immediately, one-third vest on the first anniversary and one-third on the second anniversary.

On October 11, 2018, 499,999 warrants with an exercise price of $0.50 expired unexercised.

2.2.3
Fiscal Year 2017

On January 2, 2017, 740,000 share purchase options with an exercise price of $0.51 and expiry date of January 2, 2022, were issued to certain executives, employees and contractors of the Company. One-third of the options vested immediately, one-third vested on the first anniversary and one-third on the second anniversary.

The Company held its Annual General Meeting on April 27, 2017. Shareholders voted in favour of existing directors and the appointment of new director, Hervé Thiboutot, who was at that time, SVP Exploration at Integra Gold Corp. In conjunction with his appointment, Mr. Thiboutot was granted 250,000 options on May 15, 2017 with an exercise price of $0.42, an expiry date of May 15, 2022 and are subject to standard vesting provisions.

On June 8, 2017, the Company completed a private placement with a syndicate of underwriters led by Cormark Securities Inc., pursuant to which the underwriters purchased 10,000,000 common shares at a price of $0.40 per common shares and 7,582,000 flow-through common shares at a price of $0.68. The bought deal, on a private placement basis, raised aggregate gross proceeds to the Company of approximately $9.15 million. Integra Gold, who was engaged in a friendly acquisition by Eldorado Gold at the time, elected to not participate in the financing. This resulted in the termination of Integra’s Investor Rights Agreement.

On June 21, 2017, the Company began trading on the OTCQX under the symbol EANRF.

On September 11, 2017, Eastmain announced an updated Mineral Resource Estimate for the Eau Claire gold deposit (the “2017 Resource Estimate”), located on its 100%-owned Clearwater Project. The 2017 Resource Estimate describes (i) a measured and indicated (“M&I”) Mineral Resources of 4.17 Mt at an average grade of 6.16 g/t Au containing 826,000 Au oz, and (ii) an additional 2.23 Mt at an average grade of 6.49 g/t Au classified as Inferred Mineral Resources, containing 465,000 Au oz[1].

[1] Mineral resources are not mineral reserves and as such have not demonstrated economic viability. Mineral resources are only a preliminary estimation, through exploration and sampling, of a concentration of material of intrinsic economic interest, which has been identified in such form, grade, quality and quantity that may have reasonable prospects for eventual economic extraction. Mineral resources are the first step in the process to establishing potential economic viability. Both the quality and quantity of mineral resources may subsequently be re-defined and re-estimated, through additional consideration and the application of several de-risking modifying factors during preliminary economic assessment, to potentially mineable mineral resources.

During the year ended October 31, 2017, the Company granted 340,000 restricted stock unit (“RSU”) to certain employees under its RSU Plan. These RSU vested as follows: one-third of the RSUs vested immediately, one-third vested on the first anniversary and one-third on the second anniversary.

On December 14, 2017, the Company closed a non-brokered offering of 6,000,000 flow-through common shares at a price of $0.38 per flow-through common shares, to raise aggregate gross proceeds of $2,280,000. The net proceeds of the offering are expected to be used to fund exploration and development of the Company’s mineral concessions in Quebec. All flow-through common shares issued pursuant to the offering are subject to a statutory hold period expiring April 15, 2018.

By the end of 2017, the Company completed a 75,166 m drilling program at the Clearwater Project. The majority of this work focused on resource definition and infill drilling of the Eau Claire deposit in support of a Mineral Resource Update.

The Company also completed an 11,788 m of drilling at the Eastmain Mine Project in the fiscal year; announced a discovery at the Julien target and completed a twin hole campaign at Eastmain Mine Gold Deposit in support of a Mineral Resource Estimate. Eastmain also completed an Induced Polarization survey in a large area around Julien Target and two other target areas and initiated review work on the conversion of the historic mineral resource to a new Mineral Resource Estimate in accordance with NI 43-101, completing this work in December 2017. The results of this work supported a Mineral Resource Update which would be released in January 2018 (described in Section 2.2.1).

The Company completed a total of 7,176 m of drilling in 2017, in two phases, at the Éléonore South Joint Venture. Based on a variety of exploration initiatives including geophysical analysis, surface sampling, mapping, extensive stripping and drilling, the ES JV partners announced discovery of a large gold system containing high-grade veins in October 2017. Drilling continued on the Moni and Contact Trends throughout 2018.

3.0
MINERAL PROJECTS

Eastmain Resources 100% interest in 10 mineral properties and a 36.7% in one mineral property as summarized below. During 2019, the Company completed extensive exploration activities on the Clearwater and Éléonore South JV properties.

All claims on all key properties (Clearwater, Lac Clarkie and Éléonore South) have been renewed or are otherwise in good standing into 2020. Portions of the Reservoir and Radisson properties will be reviewed for exploration merit in early 2020 before being renewed. Some claims on these properties require additional exploration work to qualify for renewal in 2020.

Eastmain Resources Properties in good standing at December 2019

Property	Claim units	Hectares
Clearwater (Eau Claire)	446	23,285
Eastmain Mine	152	8,014
Éléonore South JV (36.7%)	282	14,760
Lac Clarkie	597	31,473
Lac Hudson	8	408
Lac Lessard	47	2,476
Lidge	36	1,901
Radisson	175	9,043
Reservoir	136	7043
Ruby Hill (East and West)	268	14,125
Total	2,147	112,528

Following is a summary of the Clearwater Project and other principal properties of the Company.

3.1
CLEARWATER PROPERTY

Eastmain owns a 100%-interest in the Clearwater Property, host to the Eau Claire gold deposit and project, one of five known gold deposits in the James Bay region of Québec. The largest of these, the Newmont-Goldcorp owned Éléonore Mine, located only 57 km NNW of the Eau Claire Project (2018 forecast production of 360,000 ounces of gold).

3.1.1
Property Description and Location

The Clearwater Property is located immediately north of the Eastmain Reservoir, 10 km northeast of Hydro Quebec's EM-1 hydroelectric power facility, 80 km north of the town of Nemaska and approximately 320 km northeast of the town of Matagami and 800 km north of Montreal in the James Bay Region of Québec (UTM NAD 83, Zone 18: 444,000E; 5,785,000N). This property consists of map-designated claims, (CDC’s) totalling approximately 233 km2. These claims are held 100% by Eastmain. All claims are currently in good standing with some renewals due to be made in 2020. The Property is not subject to any historic environmental liabilities. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

3.1.2
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is located 80 km north of a commercial airport at Nemiscau and less than 10 km northeast of Hydro Québec's EM-1 complex. The Eau Claire gold deposit is situated at the western end of the property 2.5 km from Hydro Québec's nearest service road. The property is accessible by the all-weather Route du Nord from the town of Chibougamau to Hydro Quebec's Eastmain One power generation complex (EM-1). Alternatively, the property may be accessed from the town of Amos via Mattagami and the Route de la Baie James and the Route du Nord. The Nemiscau Airport has several commercial flights per week from Montreal.

Road access reaches the southern boundary of the property, five km east of Hydro Québec’s principal EM-1 dam, located on the Eastmain River. The base camp is accessible by four-wheel drive truck, ATV or snowmobile.

The area is well known for its extensive hydroelectric complex and associated infrastructure. Hydro-Québec’s EM-1 Power Project currently includes a 100-person camp with full amenities and medical support. The principal dam is situated near the junction of the Eastmain and Eau Claire Rivers. The Eastmain reservoir for the EM-1 hydroelectric power facility covers a large area immediately south of the Clearwater Project. Future development of the property will require access and infrastructure improvements near EM-1 requiring consultation with the energy provider. Power production from EM-1 is 6.3 TWh/annum (Hydro Review, June 2014).

The region and the property include many lakes and rivers. The topography is gently rolling to flat-lying with local relief ranging from 250 to 400 m above sea-level. Outcrop exposure is limited. Large, east-west trending outcrop ridges and coarse sand eskers, flanked by lower troughs provide moderate drainage over most of the area. There is an abundance of quaternary deposits and swamps. The area is drained by the Eau Claire River, which in turn drains into the Eastmain River and the Opinaca reservoir. Vegetation is common and includes large areas covered by sparse forest (mainly spruce) and many smaller mostly swampy areas devoid of trees. Forest fires have burnt much of the region in the recent past.

The climate is typical of Northern Canada (temperate to sub-arctic climate) with average summer (June to September) temperatures varying from 10oC to 35°C during the day and 5°C to 15°C during the night. Winters can be cold, ranging from -40°C to -10°C. Precipitation varies during the year, reaching 2 m annually, with snow cover expected from November to May. However, exploration and mining can generally be carried out year-round.

3.1.3
History

The area covered by the current Clearwater Project was previously explored from 1984 to 1990 in a joint venture between Eastmain and Westmin Resources Ltd. (“Westmin”). Previous exploration included airborne and ground geophysical surveys, geochemical surveys, geological mapping, stripping and trenching, sampling and diamond drilling. The Eau Claire gold deposit was discovered in 1987.

In 1995, SOQUEM optioned the property from the joint venture and initiated a multi-disciplined exploration program, which continued until May 2002, when Eastmain took over management of the project. Eastmain acquired an option to earn SOQUEM’s remaining ownership in the Clearwater Project during fiscal 2004, in exchange for cash and securities, thus giving the Company 100% ownership of the Clearwater Project. The property was subject to a 2% NSR in favour of SOQUEM which was purchased by Eastmain in March of 2011. The property became the central focus of the Company in 2012. For information regarding historic exploration at Clearwater, prior to 2015, the reader is referred to Eastmain’s 2016 Annual Information Form.

3.1.4
Geological Setting

The James Bay region is mainly comprised the La Grande (formerly Eastmain River Greenstone Belt) and Opinaca sub-provinces. The Clearwater Project is underlain by typical Archean greenstone assemblages of the La Grande Group, which are essentially composed of volcanic rocks of basaltic to rhyolitic composition and of related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the gold deposit.

A structural interpretation based on field evaluation and interpretation of high-resolution airborne magnetic surveys flown over the Clearwater Project has defined three major deformation events (D1, D2 and D3) on the property. Based on interpretation, a crustal scale, east-west trending, D2 structural break has been traced for more than 100 km across the district. Gold mineralization, including that found in the Eau Claire deposit, has been traced via rock and channel sampling for a length of 7.5 km immediately north and parallel to this regional D2 structure, locally called the Cannard Deformation Zone (“CDZ”). The Eau Claire gold deposit is a structurally-controlled gold deposit, consisting of en-echelon sheeted quartz-tourmaline veins and altered rock coinciding with a mafic volcanic/felsic volcaniclastic contact, along the south limb of an F2 anticlinal fold. At Eau Claire, gold-bearing quartz-tourmaline veins and alteration zones occur sub-parallel to the F2 fold axis, and related to a D2 structural event. The deposit is situated approximately one km north the CDZ.

Over 90% of the gold-mineralization at Eau Claire occurs within Fe- and Mg-rich tholeiitic basalts. In the hanging wall to the deposit these basalts are intruded by a quartz-feldspar porphyry dyke swarm. A felsic volcaniclastic unit is located in the footwall. The Eau Claire deposit is comprised of two zones (450 West and 850 West) which form a crescent-shaped body extending for a length of 1.8 km. For exploration purposes the limits of the known deposit are defined by a 0.5 g/t Au grade envelope. Portions of the 450 West and 850 West zones outcrop on topographic highs. Along the 450W zone, a thick sequence of porphyry occupies the hanging wall to the mineralization and is believed to contribute structurally to the development of the vein system while at the 850W zone quartz-tourmaline veining crosscuts the porphyry intrusions.

3.1.5
Metallurgical Studies

In 2008 and later in 2010, SGS Lakefield Research Limited completed preliminary metallurgical tests on gold-bearing, quartz-tourmaline vein material from the Eau Claire gold deposit. 2010 preliminary test work demonstrated gravity gold recoveries ranging from 37% from within the R Vein Composite to 74% from the S Vein Composite. SGS reported that there is clearly significant potential for gravity recovery of gold at an industrial-plant scale. Comminution test work of four vein composite samples for grindability resulted in Bond Work Index values ranging from 10.2 to 11.1. According to the SGS report, these samples are considered to be soft in terms of ball mill grindability. Acid/Base Accounting (ABA) results and net acid generation test work indicated that the Vein Composite samples will not generate acid and indeed may have significant excess acid neutralisation capacity.

Adding gravity recovery to flotation recovery results indicated overall gold recovery values ranging from approximately 94 to 96% in the primary grind size range of 122 µm–65 µm (P80).

Three cyanidation tests completed on the gravity tailings yield elevated gold extractions. The finest grind (P80 = 20 µm) gave a leach gold extraction of approximately 98%, which when included with gravity recovered gold, resulted in a combined overall recovery of 98.8%. The lowest test results, completed at P80 = 121 µm, gave a cyanidation unit gold extraction of 93%. Adding the gold recovered by gravity separation to this extraction resulted in an overall gold recovery of 95.7% for this size fraction in the tailings. Results of these studies were later noted in the 2015 Technical Report and Mineral Resource Estimate by SRK.

In 2017, Eastmain commissioned SGS Lakefield to complete a new series of metallurgical tests. These tests used material from Eastmain’s drill core sample reject inventory, selecting Ore (mineralized intercepts), HW-FW (mineralized intercept contact rocks) and blended a Master Composite from this material (80% Ore and 20% HW-FW). Gold grades of 6.56 g/t Au, 0.08 g/t Au, and 4.98 g/t Au, were reported for the Ore, HW-FW, and Master Composite, respectively. Silver reported as <2 g/t in all samples. Sulphide sulphur grades were 0.99%, 0.28%, and 0.84% in the Ore, HW-FW, and Master Composite, respectively.

The 2017 Bond ball mill work index of the Master Composite is reported as 11.2 kWh/t (metric): in the moderately soft range of hardness in terms of ball mill grindability, putting all material tested at the 33rd percentile of hardness or lower, as compared to other ore recorded in SGS’s metallurgical test database. An FLSmidth (Knelson) gravity recoverable gold (GRG) test indicated a reasonably high GRG value for the Master Composite at 39%. Batch gravity separation testing on the composite yielded 24% gold recovery.

Overall (gravity + flotation) gold recoveries yielded gravity plus flotation gold recoveries of only approximately 80-85%, lower than the 2010 results, at the same grind and size ranges. This is likely as a result of the lower overall grade of the 2017 composite sample and the introduction of inclusion of HW/FW contact rocks.

Overall gold recovery by gravity separation + gravity tailing cyanidation yielded results in the 2017 program that compared very well to test work completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In the 2017 program, overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailing grade of approximately 0.20 g/t Au.

Pyrrhotite was identified as the primary sulphide, with accompanying lesser amounts of pyrite and much less chalcopyrite. The Ore Composite contained approximately 1.5% pyrrhotite, less than 1% pyrite, while the HW-FW Composite had approximately equal masses of pyrrhotite and pyrite, at 0.22% and 0.28%, respectively. Acid mine drainage testing in the 2017 program (acid-base accounting {ABA} and net acid generation {NAG}), indicates Master Composite process tailing is likely not an acid generator. Additional environmental testing will be required. Results of all three studies were considered in the 2017 Technical Report and Mineral Resource Estimate by SGS Geostat.

3.1.6
2017 Eau Claire Mineral Resource Estimate

On September 11, 2017, Eastmain reported an updated Mineral Resource Estimate for the Eau Claire gold deposit. The new Mineral Resource Estimate was prepared by SGS Geostat (“SGS”) and was based on an improved interpretation and understanding of the deposit. The new interpretation reported higher grades and improved continuity of gold mineralization to a depth of 550 m and along strike for 1,100 m within the deposit. Eastmain’s development approach to the Eau Claire deposit is to consider the project as a combined open pit and underground mine giving consideration to the potential for resources to be developed below the range of pit exploitation.

The reader is referred to the NI 43-101 Technical Report entitled “Technical Report on the Updated Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project, Quebec, Canada” prepared by SGS Geostat (“SGS”) and posted on the Company’s website at www.eastmain.com and the Company’s profile on SEDAR at www.SEDAR.com on October 26, 2017, for a detailed description of the 2017 SGS Mineral Resource Estimate for the Eau Claire deposit.

The new mineral resource estimate prepared by SGS was based on data from 690 drill holes (274,054 m), with an effective (cut-off) date of August 25, 2017, and included 78,150 m of new drill data from 2015 to 2017. The focus of the 2016/2017 drill program consisted mainly of infill drilling used to: expand the understanding of the mineralizing controls at Eau Claire, confirm the current geological interpretation and test the limits and continuity of mineralized envelope, and improve drill spacing to show continuity between veins and increase overall confidence

The 2017 Mineral Resource Estimate reports considerably improved grades but also reduces the contained ounces of gold in the deposit by 15% (126,000 oz) in the combined Measured and Indicated categories and by 36% (168,000 oz) in the Inferred category, compared to the 2015 Estimate. These reductions are mainly the result of a more conservative, drill-supported wire-frame interpretation and the application of smaller search radii for resource category classifications.

Total Mineral Resource Estimate (effective August 25, 2017) SGS Geostat 2017(1)
Category	Tonnes	Grade (g/t Au)	Contained Au (oz)
Measured	932,000	6.67	200,000
Indicated	3,238,000	6.01	626,000
Measured & Indicated	4,170,000	6.16	826,000
Inferred	2,227,000	6.49	465,000

Mineral Resources for a Potential Open Pit & Underground Scenario (effective August 25, 2017)(1)
	Open Pit(2)(3)(4) (surface to 150 m)			Underground(2)(3)(4) (150 m – 860 m)
Category	Tonnes	Grade (g/t Au)	Contained Au (oz)	Tonnes	Grade (g/t Au)	Contained Au (oz)
Measured	618,000	6.69	133,000	314,000	6.64	67,000
Indicated	610,000	5.10	100,000	2,628,000	6.22	526,000
Measured & Indicated	1,228,000	5.90	233,000	2,942,000	6.26	593,000
Inferred	39,000	4.78	6,000	2,188,000	6.52	459,000
1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.
2.
Open pit mineral resources are reported at a cut-off grade of 0.5 g/t gold within a conceptual pit shell and underground mineral resources are reported at a cut-off grade of 2.5 g/t gold outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.
3.
The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Clearwater Property. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off grade.

Open Pit Resources
Open pit resources were determined with optimization performed using WhittleTM software based on the optimization parameters outlined in the following table. A Whittle pit shell at a revenue factor of 0.5 was selected. The corresponding strip ratio is 11.9:1 generates a pit with an average depth of approximately 150 m. Eastmain believes the selected pit shell allows for an improved and balanced approach for any potential future underground development.

While considering the open pit and underground distribution of resources, Eastmain included a base case Whittle Pit scenario using a Revenue Factor of 1.0 as a comparison to the 2015 Estimate. The resulting pit exhibited a strip ratio of 27.9:1 with a maximum depth of approximately 300 m. In management’s view, this pit was impractical in terms of its sheer size relative to the amount and distribution of gold in the deposit.

Wire Framing Vein Domains
Wire frames were constructed for the E-W striking QT veins and the ESE striking HGS veins (140° to 155°), using a 2 m minimum mining width and internal dilution constraints. All veins dip between 40° to 60° to the south. Eastmain and SGS incorporated a more extensively interpreted model for the HGS veins, based on their identification in the 2016/2017 drilling program, into the updated mineral resource estimate. These veins now account for approximately 16.8% of the total ounces and 23.4% of the Measured and Indicated ounces with the balance of the resources contained in quartz-tourmaline (QT) veins.

Resource Calculation and Categorization
Grades for Au (g/t) were interpolated into blocks by the Inverse Distance Cubed (“ID3”) method. Three passes were used to interpolate grade into all of the blocks in the wire frames (Table 3). For Pass 1, the search ellipse size (in metres) for all vein domains was set at 20 x 20 x 5 in the X, Y, Z direction; for Pass 2, the search ellipse size for each domain was set at 45 x 45 x 15; and for Pass 3, the search ellipse size was set at 100 x 100 x 20. Blocks were classified as Measured if they were populated with grade during Pass 1 and Indicated if they were populated with grade during Pass 2 of the interpolation procedure. Pass 3 search ellipse size was set to assure all remaining blocks within the wire frames were assigned a grade. These blocks were classified as Inferred.

Grades were interpolated into blocks using a minimum of 6 and maximum of 10 composites to generate block grades during Pass 1 and Pass 2 (maximum of 3 samples per drill hole), and a minimum of 3 and maximum of 10 composites to generate block grades during pass 3.

Selected Eau Claire Estimation Parameters for Open Pit and Underground Mineral Resources
Exchange rate	US$0.80 = C$1.00
Gold price (per ounce)	US$1,250 / C$1,563
Estimation method	ID3 interpolation
Drill spacing:
450W outcrop (0 m – 100 m depth)	12.5 m – 25 m
Deposit core (100 m – 400 m)	25 m
Balance of the deposit	>25 m
Block model	5 m x 5 m x 5 m
Composites required:
Measured	6 composites, 2 drill holes, w/in 20 m x 20 m x 5 m
Indicated	6 composites, 2 drill holes, w/in 45 m x 45 m x 15 m
Inferred	3 composites, 1 drill hole, w/in 100 m x 100 m x 20 m
Open pit cut-off grade	0.5 g/t Au
Underground cut-off grade	2.5 g/t Au
Process recovery	95%
Assumed operating costs
Open pit mining cost (per tonne mined)	US$2.80 / C$3.50
Underground mining cost (per tonne mined)	US$56.00 / C$70.00
General and administrative (per tonne processed)	US$4.00 / C$5.00
Processing cost (per tonne processed)	US$16.00 USD / C$20.00
Mining loss / dilution (open pit)	5% / 5%
Assumed overall pit slope angle	50 degrees
Capped grades:
450W Zone	120 g/t Au (QT); 45 g/t Au (HGS, NW, WNW, Extra)
850W Zone	40 g/t Au (QT); 10 g/t Au (others)

3.1.7
2017 Clearwater Exploration Program

During calendar 2017, and as of December 31, 2017, Eastmain had completed 62,772 m of drilling at Clearwater including 54,264 m at the 450W zone and 5,313 m at the 850W zone of the Eau Claire Deposit. The drilling total also included 3,195 m which tested to the east of Eau Claire and at Snake Lake. During the drill campaign, approximately 59,350 core samples were collected ranging in length from 0.5 m to 1.5 m and 3,849 control samples for Quality Assurance and Quality Control purposes were inserted. Further details regarding drilling focused on the Eau Claire deposit and the Snake Lake target are provided in press releases by the Company throughout the year on January 4, February 7, March 29, April 26, May 16, July 13, July 27, August 30 and November 6. Core samples obtained within the deposit in 2017 returned gold assays ranging from below detection (<5 ppb Au) over individual intervals of 1.5 m to as high as 206 g/t Au over 0.5 m. Mineralized veins and alteration identified in logging form the basis of deposit interpretation and weighted averages of gold assays within the mineralized intervals are incorporated into the Mineral Resource Estimate.

In the period from August to December 2017, 19 additional drill holes were completed at the Eau Claire Deposit to test and extend mineralization at vertical depths of the 600 m to 800 m. These holes targeted depths extensions of QT and HGS veins and were drilled to improve understanding of these vein systems at that depth.

In addition to the Company’s focus on resource drilling at Eau Claire, trenching was completed in late 2017 at the Clovis, Beluga and Rosemary targets. 14 trenches totaling 1,575 m were excavated, mapped and sampled and 978 m of saw-cut channel samples were taken. 1,126 samples, incl. 66 QA/QC samples were submitted for analysis.

3.1.8
2018 Eau Claire Resource Update

In conjunction with the preparation of Preliminary Economic Assessment (PEA), the Company compiled all additional drilling completed subsequent to the cut-off date for the 2017 mineral resource estimate. This additional drilling was used to update the Eau Claire Mineral Resource which then formed the basis for the PEA.

An updated NI 43-101 Mineral Resource Estimate with an effective date of February 4, 2018 was announced in conjunction with the PEA in May 2018. The new resource reflects the inclusion of an additional 19 drill holes (14,884 m) which were completed from September to November, 2017 and increased Eau Claire’s Mineral Resource Estimates by 62,000 Au oz at a grade of 6.9 g/t Au (Tables 1 and 2).

Table 1. Mineral Resource Estimate (effective February 4, 2018)(1-6)
Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Total M&I	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

Table 2. Open Pit and Underground Mineral Resources (effective February 4th, 2018)(1-6)
	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000
1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.

2.
The Mineral Resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions.

3.
Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t gold and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t gold. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.

4.
The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate Mineral Reserves. There are no Mineral Reserves on the Property. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate Mineral Resource reporting cut-off grade.

5.
The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, sociopolitical, marketing, or other relevant issues.

6.
The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.1.9
2018 Eau Claire Preliminary Economic Assessment (PEA)

On May 23, 2018, the Company announced the results of the first-ever PEA for the Eau Claire Project. The PEA demonstrated robust economics for a combined open pit and underground mining operation with a mine life of 12 years.

PEA Highlights

●
Pre-tax Net Present Value at 5% discount rate (“NPV5%”):  $381 million

●
After-tax NPV5%:  $260 million

●
Pre-tax Internal Rate of Return (“IRR”):  32%

●
After-tax IRR:  27%

●
After-tax Payback:  3.1 years

●
Pre-production Capital Cost, including contingency:  $175 million

●
Life of mine (“LOM”) Sustaining Capital Cost:  $108 million

●
Average LOM Total Cash Cost:  $632 Au per ounce (oz) (US$486/oz)

●
Average LOM All-In Sustaining Costs (“AISC”):  $746/oz Au (US$574/oz)

PEA Key Assumptions and Inputs

●
Assumed gold price:  US$1,250/oz

●
Exchange Rate:  US$/C$ 0.77

●
Life of Mine:  12-year mine life (3 years open pit, 10 years underground)

●
Years of Full production:  10

●
Open Pit Strip Ratio:  9.4:1

●
Total Open Pit Dilution:  26%

●
Main Underground Mining Method:  Captive Longhole

●
Total Underground Dilution:  40%

●
Average Mining and Processing throughput:  1,500 tonnes per day (“tpd”)

●
Process Plant Recoveries:  95%

●
Average Annual Production (LOM):  79,200 oz gold

●
Average Annual Production (yrs 1-10):  86,100 oz gold

●
LOM recovered gold production:  951,000 oz

●
Several upside opportunities identified to further improve project economics

Potentially Extractable Portion of Mineralization for Mine Planning Purposes

The PEA demonstrates that approximately 71% of the 2018 updated Mineral Resources are potentially extracted under the mine plan supported by the PEA. For purposes of mine planning, the Potentially Extractable Portion of Mineralization is comprised of 6.4 million tonnes at a diluted grade of 4.9 g/t Au, containing just over 1 million ounces of gold. The mineralized material modeled to be mined in the PEA contains Mineral Resources classified in the Inferred category (30%) which cannot be considered Mineral Reserves. These Inferred resources will require further exploration and definition to meet the criteria to be classified as Indicated or Measured Mineral Resources before being considered for conversion to Mineral Reserves at the next level of detailed economic study.

Table 3. Potentially Extractable Portion of the Mineral Resource Estimate (diluted and extracted)(1-4)
	Tonnes	Grade (g/t Au)	Contained Au (Oz)
Pit Production	1,641,000	3.78	199,000
UG Production	4,762,000	5.24	802,000
Total Production	6,403,000	4.87	1,001,000

1.
Mineral resources, which are not Mineral Reserves, do not have demonstrated economic viability. Environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues may materially affect the estimate of Mineral Resources.

2.
The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration

3.
The potentially extractable portion of the Mineral Resource Estimate was prepared by Eugene Puritch, P. Eng., FEC, CET and Andrew Bradfield P.Eng. of P&E Mining Consultants Inc. Mineral Resource Estimate reported in this press release was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions.

4.
The potentially extractable portion of the Open pit Mineral Resources are reported at a cut-off grade of 0.66 g/t gold and the potentially extractable portion of the Open pit Mineral Resources underground Mineral Resources are reported at a cut-off grade of 2.7 g/t gold. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%. Table entries are rounded.

Mine Plan

Proposed mining would commence with open pit mining followed by underground mining. The PEA proposes a conventional truck and shovel open pit operation, followed by ramp access and captive long-hole open stoping in the underground portion of the mine. The mine plan is to extract the upper portions of the Mineral Resources (top 100 metres) using open pit mining methods. While the open pit is producing, an underground portal will be established outside of the pit and an underground ramp will be extended below the proposed crown pillar.

The PEA schedule assumes mining of 1,641,000 tonnes of mineralized material at 3.78 g/t Au for 199,000 oz Au contained over three years from the two open pits. The open pit operations consist of production from the Main Pit (650 m x 275 m x 100 m depth) and the smaller West Pit (260 m x 120 m x 40 m depth), to be mined at a bench height of five metres. The open pits have an average strip ratio of 9.4:1.

Underground mining will progress by captive longhole methods in a top-down fashion with major sublevels every 24 metres. The underground operation assumes mining of 4,762,000 tonnes of mineralized material grading 5.24 g/t Au for 801,500 oz over 11 years. The average planned dilution factor was conservatively applied at 40% at zero dilution grade.

The PEA schedule assumes a combined open pit and underground operations of 6,403,000 tonnes of mineralized material at blended grade of 4.87 g/t Au for 1,001,000 contained oz Au over 12 years.

Processing and Recovery

Gold mineralization will be processed in a 1,500 tpd process plant using conventional crushing, grinding, cyanidation and Carbon In Pulp (“CIP”) processes. The conventional cyanidation circuit includes a gravity concentration within the grinding circuit followed by direct cyanidation of gravity tails. The PEA recovery factor relies on metallurgical test work conducted by SGS Lakefield Research Limited which indicates gold recovery of 95% is attainable with gravity and cyanidation processes. A bond ball mill index of 11.0 kWh/t indicates material will not require high energy to be processed.

Infrastructure & Tailings

Power to the Project will be sourced through an 18 km power line from a substation at the Hydro Québec Eastmain power dam to the project site. Site overall power consumption will average 7 MW.

Tailings will be dewatered in the process plant and transported by truck to a geomembrane-lined Tailings Management Facility (TMF), reducing risk for potential surface and groundwater contamination. The TMF design will incorporate engineered features to manage the chemical and physical stability of the deposited tailings in accordance with current best-in-class practices. This mitigation strategy is similar to those at other operations in the region.

Major surface facilities to support the Eau Claire Project will include an administration and engineering building, security, warehouse, fuel and explosive storage, fire protection, maintenance shops and a mine camp that can accommodate 200 people.

Capital Costs and Sensitivity

Table 5. Capital Cost Summary

Input (all C$M)	Pre-Production	Sustaining	LOM
Development	21.8	84.3	106.1
Equipment & Infrastructure	42.9	-	42.9
Tailings	4.6	5.5	10.1
Process Plant	67.1	0.5	67.6
Owner Costs	11.0	-	11.0
Contingency (20%)	27.3	18.0	45.3
Total Capital Costs	174.7	108.2	282.9

Table 6. NPV, IRR and Payback Summary

		Gold Price Sensitivities
	Unit	US$1,150/oz	US$1,250/oz Base Case	US$1,350/oz
Macro Parameters
Gold Price	US$/oz	1,150	1,250	1,350
Exchange Rate	C$/US$	0.77	0.77	0.77
Pre-Tax
NPV5%	C$M	297.4	380.9	464.4
IRR	%	27	32	36
After-Tax
NPV5%	C$M	205.4	260.2	315.1
IRR	%	23	27	31
Payback	years	3.7	3.1	2.6

Opportunities to Enhance Project Value

Deposit Expansion and Property-Scale Satellite Mineral Resource Development

Opportunities exist to expand and build Mineral Resources proximal to the proposed underground mine infrastructure at Eau Claire. In particular, exploration on the 450W zone has indicated that gold mineralization may extend at depth to the southeast.

Gold mineralization has been historically identified and recently confirmed at numerous surface prospects within several kilometres of Eau Claire. Additional Mineral Resources which may be defined at these prospects could support larger scale production and extend mine life.

Advanced Exploration Ahead of Advanced Technical and Feasibility Studies

Underground exploration via a ramp, combined with underground bulk sampling, will provide enhanced understanding of the high-grade vein systems and detailed geotechnical information which could optimize the mining and financial considerations used in future advanced technical studies for Eau Claire.

3.1.10
Clearwater Exploration Program – 2019

At the Clearwater property, the Company announced the discovery of a new gold mineralized zone at the Percival Prospect on November 13, 2018. The Percival discovery is located 14 km ESE of the Company’s million-ounce Eau Claire project and represents a new and distinct style of mineralization on the property. Initial drilling returned intervals of 1.46 g/t Au over 78.5 m (ER18-822), including 4.46 g/t Au over 8.2 m and 2.35 g/t Au over 87.0 m (ER18-823), including 5.76 g/t Au over 6.0 m. By the end of 2018, the Company had completed 2,957 m of drilling at the Percival discovery, the Serendipity showing (642 m) and the Eau Claire deposit area (2,600 m). In addition to drilling, Eastmain commissioned a 631 line km VTEM geophysical survey over the larger KS Horizon as well as a focused, horizontal loop electromagnetic (HLEM) survey at Percival. The preliminary results of the VTEM geophysical survey defined a prospective corridor of exploration targets along the KS Horizon. The localized EM survey, undertaken after completion of 10 drill holes at Percival, found a good correlation with the location of intersected gold mineralization.

The Company mobilized in early February 2019 to commence a follow-up drill program on the KS Horizon, completing 5,116 m by April 2019. Initial assay results from this program were released including ER19-832: 1.86 g/t Au over 52.7 m, including 4.89 g/t Au over 11.0 m and ER19-833: 1.84 g/t Au over 22.2 m, including 13.4 g/t Au over 1.0 m. Additional drill results reported for the program included ER19-836: 0.97 g/t Au over 74.5 m including 1.38 g/t Au over 24.0 m, and 1.38 g/t Au over 25.0 m, ER19-839: 2.57 g/t gold over 14.5 m, including 4.66 g/t Au over 7.0 m, and 9.40 g/t Au over 2.0 m. With the completion of this drilling, the Percival geology had been extended to over 400 m along a SSW-NNE strike length. Final assays from the winter 2019 drill program returned holes ER19-845 and ER19-846 collared 100 m and 150 m east of the Percival discovery holes, respectively. Both undercut mineralization intersected at higher intervals, establishing downward continuity of mineralization on these sections.

During the summer field season, Eastmain commenced surface geophysics, geological mapping, trenching and sampling over 5 km strike of the KS Horizon in the spring of 2019. Testing focused on the KS Horizon beginning at the Knight showing in the west and continuing eastwards towards through the Percival discovery towards untested new targets.

Surface exposures from trenching confirm numerous geological observations from discovery drill holes ER18-822 and ER18-823 including the relationship of gold mineralization to sedimentary breccias throughout the Percival area. Where breccias were initially identified in core as weakly to very strongly silicified units of siltstone and mudstone, surface exposures have identified that the main Percival breccia also includes altered and silicified banded iron formation (BIF) and BIF slump breccias where magnetite appears to be replaced by pyrrhotite. Remnant unaltered BIF rafts and smaller blocks have been mapped in the new exposures but were not intersected initially in core at this location. BIF horizons are locally associated to thin layers of garnet amphibolite rock which are part of the iron formation sequence and interbedded with strongly silicified and sericitized schists (altered argillites). Strong alteration is accompanied by sulphide mineralization (1 to 10% pyrrhotite + pyrite) as both replacement of BIF magnetite and as a later hydrothermal sulphide mineralizing event. Highlight results from channel sampling at Percival were announced in August and included Channel F (2.07 g/t Au over 11 m), Channel G and Ga (3.33 g/t Au over 18 m and 3.69 g/t Au over 14 m) and P (1.96 g/t Au over 28 m).

The BIF and strongly altered BIF/schist package are located within a folded stratigraphic sequence with mafic mudstone and siltstone which also contain sedimentary breccia horizons that can be weakly to moderately silicified, pyrrhotite mineralized, and carry anomalous gold mineralization. Folds seen in sedimentary units in outcrop appear to have NE trending fold planes and a steep axial plunge, however at least 2 phases of deformation are identified which affect the mineralized host rocks.

In August, Eastmain resumed drilling on targets along the KS Horizon with a focus on testing Percival and newly identified targets including the Caradoc showing, located 1.7 km to the east of Percival. 5,119 m of core drilling in 20 drill holes. Initial results returned 1.15 g/t Au over 31.1 m, including 2.05 g/t Au over 14.9 m, in ER19-852 confirming vertical continuity of gold mineralization from surface to a depth of 280 m. In hole ER19-850 which returned 0.31 g/t Au over 148.0 m, including 0.46 g/t Au over 14.5 m intersected a continuous interval of gold mineralization in an altered graphitic sedimentary sequence, confirming a second major lithological target along the KS horizon, from Percival to Serendipity.

More detail regarding 2019 drill and exploration results at Clearwater are available in press releases on the Company’s website and on SEDAR.

3.3
ÉLÉONORE SOUTH PROPERTY

The Éléonore South Joint Venture (“ESJV”) is held by Eastmain (36.72%), Azimut Exploration Inc. (“Azimut”) (26.57%), and Les Mines Opinaca Ltée, a wholly-owned subsidiary of Newmont Goldcorp (36.71%). The ESJV was formed in 2008 and Eastmain currently acts as manager and operator of the joint venture on behalf of the partners.

The ESJV property is an exploration-drilling-stage project consisting of 282 mining claims covering 147 km2 of prospective lands. The Éléonore South property is also located contiguously to west and south of the Sirios Resources Inc. (“Sirios”) Cheechoo property and is also contiguous to the north and west with property controlled by Les Mines Opinaca Ltée. The ESJV is located 12 km SE of the Les Mines Opinaca Ltée. Éléonore gold mine. The property is accessible by the all-season gravel road to the Éléonore gold mine and by helicopter from the mine’s airport or from other staging point along the mine road.

The late (2.61 billion year-old) tonalite is interpreted to be a mushroom shaped intrusion with a 450 to 500 m thick, roughly tabular top having a shallow to moderate dip to the south along its southern contact and a moderate dip to the west along its western contact (JT Prospect area). The current interpretation suggests the intrusion has not been overturned. The Contact Trend is interpreted to represent a decompression stockwork zone close to the top of the intrusion. This mineralized zone may extend downwards, parallel to, and below, the contact with the overlying metasedimentary country rocks.

3.3.1
Summary of Gold Mineralization

Numerous indicators suggest this tonalite-hosted corridor corresponds to a large-scale late-magmatic hydrothermal system. These include the presence of local hydrothermal breccia, sheeted veins, extensive and significant intervals of pervasive silicification and albite alteration. Variable amounts of biotite, albite and actinolite alteration along with low levels of disseminated pyrite (py), pyrrhotite (po) and arsenopyrite (aspy) are also present. This type of alteration and sulphide mineralization correlate to results reported by Sirios nearby in the Cheechoo tonalite. Gold commonly occurs as small discrete visible gold grains.

3.3.2
2017 Éléonore South Property Exploration

In 2017, the ESJV completed two phases of exploration drilling targeting the prospective corridor in the tonalite intrusive hosting the Moni and Trench Prospects, a helicopter-borne magnetic survey, soil geochemistry, prospecting, limited trenching and channel sampling. At the property scale the ESJV completed a lake sediment sampling survey and helicopter prospecting in the southern and western sectors of the property. Exploration activities by the ESJV are reported in press releases posted to SEDAR and Eastmain’s website on March 1, May 2, May 30, July 7, August 8, October 17, November 16 and December 12, 2017.

The primary focus of ESJV diamond drilling exploration is an area extending approximately 2 km, within a 4 km by 0.5 km prospective corridor, southwest from the Sirios/ESJV boundary. Specifically, drilling targeted the Moni and Trench Prospect areas within a tonalite intrusion, and the SW-NE tonalite Contact Trend with metasediments further to the southeast. This large gold-bearing system is interpreted as a late-stage hydrothermal-magmatic phase directly related to the tonalitic intrusion. The best drill intercept in the spring phase of drill returned 4.88 g/t Au over 45.0 m, including 37.9 g/t Au over 3.0 m in hole ES17-64, approximately 150 m southwest of the Cheechoo-ESJV claim boundary.

2017 channel sampling results were obtained on the Moni Prospect following mechanical stripping that significantly enlarged previous exposures (see press release dated November 3, 2016). 17 regularly spaced channels (13 new and two 2016 channels expanded) were cut across apparent Moni vein strike. A 6 m wide vein system was exposed along a 36 m NE-SW strike length. The system is a quartz-feldspar, intrusion-hosted high-grade gold-bearing vein system. From NE to SW, channel sampling highlights include; Channel C05-05'; 24.2 g/t Au over 3.80 m; Channel C01 (2016): 79.5 g/t Au over 5.87 m and Channel C07: 51.4 g/t Au over 5.30 m

101 and Trench Prospects

Results from prospecting in mid-2017, to the west along the tonalite intrusion from the Moni Prospect identified the 101 Prospect, returning 101.0 g/t Au in a grab sample. Preliminary field observations indicate tonalite-hosted grey to black quartz centimetre-scale veins with feldspar and visible gold striking NE-SW. The showing is located 400 m southwest of the Moni Prospect and may represent its strike extension.

The Trench Prospect is located 650 m SW of the Moni Prospect (250 m SW from the 101 Prospect). The very high-grade values were obtained from samples of angular boulders of quartz-feldspar-(biotite) pegmatitic veins with native gold. Mineralized tonalite boulders with arsenopyrite are also found in close proximity. Previous prospecting returned 247 g/t Au from a grab sample in the same area. The area is also marked by a strong gold-arsenic soil anomaly.

During the Fall 2017 prospecting phase, 20 grab samples were collected in two areas (101 Prospect, Trench Prospect). Grab samples are selective by nature and unlikely to represent average grades. Rock sampling returned eleven samples with grades higher than 1.0, g/t Au, including eight samples with grades above 15.0 g/t Au.

3.3.3
2018 Éléonore South Property Exploration

Exploration activities by the ESJV are reported in press releases posted to SEDAR and Eastmain’s website on February 27, 2018, July 18, 2018, September 11, 2018 and December 17, 2018.

The joint venture partners completed two phases of drilling at the ESJV totaling 12,650 m during the year. 5,450 m were completed in the winter program, supervised by partner Azimut Exploration Inc. At mid-year, Eastmain resumed operatorship of the JV and completed a fall campaign of trenching, stripping and channel sampling followed by 7,200 m of drilling.

Exploration during the year was guided by information acquired on the Property over 2017. Exploration continued to focus on a reduced intrusion-related deposit model given:

 -
Development of gold mineralized zones within the Cheechoo tonalitic intrusion;

 -
Weak magnetic footprint;

 -
Low sulphide content (generally <0.5% aspy, py, po) and Bi, W, Mo metal association;

 -
Free gold associated with large quartz-albite-(biotite) stockwork zones;

 -
Extensive silica-albite alteration.

During the H1 2018 drilling program, the Moni Trend was drilled with 20 holes totaling 2,351 m, including 12 holes (755 m) at the Moni Prospect. The results of the closely spaced holes on the Moni Prospect indicate a geometric down dip continuity for the northeast-striking quartz-feldspar pegmatitic vein system, expressed as extension of an altered envelope with quartz veinlets to a tested depth of 40 m below surface and along a 60 m strike length. The best results include 42.4 g/t Au over 7.0 m (hole ES18-100), 8.56 g/t Au over 8.4 m (hole ES18-98) and 13.6 g/t Au over 2.5 m (hole ES18-95). Variable and locally very high gold values intersected in these veins are related to the presence of visible gold whose distribution within the vein and vein intercepts can vary greatly.

The eastern Contact Trend was drilled in both winter and fall drilling. Drilling confirms the presence of consistent zones of gold mineralization along a trend of at least 1.2 km long and 150 to 300 m wide, adjacent to the tonalite - metasedimentary contact. From northeast to southwest, the clusters yielded the following selected results:

●
Hole ES18-108a: 1.12 g/t Au over 33.6 m and 0.69 g/t Au over 84.8 m, incl. 1.17 g/t Au over 10.9 m and 1.23 g/t Au over 16.1 m.

●
Hole ES18-111: 1.41 g/t Au over 9.4 m incl. 5.64 g/t Au over 1.0 m and 2.18 g/t Au over 5.6 m.

●
Hole ES18-51ext: 0.57 g/t Au over 143.1 m incl. 5.0 g/t Au over 4.0 m, 14.1 g/t Au over 1.0 m, 0.81 g/t Au over 28.5 m.

●
Hole ES18-113: 2.18 g/t Au over 3.0 m, 1.13 g/t Au over 9.9 m and 0.62 g/t Au over 16.0 m.

●
ES18-133: 14.7 g/t Au over 6.2 m incl. 80.4 g/t Au over 1.0 m.

●
ES18-126: 2.08 g/t Au over 8.0 m, incl. 3.52 g/t Au over 4.5 m, also incl. 8.22 g/t Au over 1.5 m.

●
ES18-121A: 1.85 g/t Au over 8.7 m incl. 3.83 g/t Au over 3.9 m.

Initial testing of the western extension of the Contact Trend was undertaken in H2 2018. The JT Prospect is located 2.5 km to 3 km to the west of the Contact and Moni Trends mineralization identified since 2016. This is a gold-bearing zone explored by drilling in 2008-2009 while targeting sedimentary sequences believed to have a similar geology to those within the stratigraphy hosting the Éléonore gold mine, located 12 km to the northwest. Gold was identified in the metasedimentary rocks located above the tonalite-metasedimentary contact at the time. Tonalite was generally used to define the base of drilling, however analytical results from some historic drill holes indicate that the Cheechoo tonalite is also mineralized in this area, including hole ES08-12 which returned 2.15 g/t Au over 14 m in the intrusive. At the end of calendar 2018, assay results for approximately 50% of the fall drill campaign including the JT Prospect remain unreported.

3.3.4
2019 Éléonore South Property Exploration

In early 2019, the ESJV (Eastmain as operator) completed 14 drill holes and extended one previous drill hole for a total of 4,508 m, during a winter drilling program at the Éléonore South Joint Venture (ESJV) property. Drilling targeted a 1.3 km strike length of the Cheechoo tonalitic intrusion within the Contact Trend and Moni Trend as well as exploring for additional mineralization along the sedimentary-tonalite contact to the southwest of the Contact Trend.

Nine (9) holes (ES19-150 to ES19-152 incl. and ES19-154 to ES19-159 incl.), tested between and along previously drilled drill sections to establish continuity inside the Contact Trend. Hole ES19-157 returned a core interval of 92.0 m grading 1.02 g/t Au in altered tonalite cut by several units of altered pegmatite and lamprophyre dykes. Similar intersections of mineralized and altered tonalite intruded by pegmatite dykes are reported in most of the holes drilled in this sector. The intercept includes an interval of 8.2 m of 7.36 g/t Au associated with a deformed and altered lamprophyre dyke with quartz veining. Hole ES19-156 also intersected an interval related to lamprophyre, grading 7.44 g/t Au over 9.7 m from 140.3 m to 150.0 m. Gold mineralization in the interval is distributed in altered tonalite (12.2 g/t Au from 140.3 m to 141.1 m), lamprophyre (63.2 g/t Au from 144.7 m to 145.5 m) and pegmatite (3.86 g/t Au from 141.1 m to 142 m).

Lamprophyre dykes are relatively common in the Cheechoo tonalite but the association of gold mineralization related to altered lamprophyre is seen mainly in the Contact Trend within altered tonalite. The presence of mineralization and alteration within these dykes suggests a late phase of gold remobilization.

Six (6) holes, ES19-146 to ES19-149 inclusive, ES19-155 and ES19-052 EXT tested the relatively undrilled central section of the Cheechoo tonalite between the Moni - 101 and Contact Trends. Holes ES18-143 and ES19-147 were drilled along section to the northwest of ES18-128 to test the extension of the Contact Trend mineralization to the north, intersecting narrow intervals of anomalous gold values at shallow depth. Each hole encountered a higher-grade interval at depth, 8.12 g/t Au over 1.5 m and 16.7 g/t Au over 1.5 m respectively. Located 100 m to the NE, holes ES19-148 and ES19-146 extended exploration NW along a section from holes ES18-117 and ES18-125. Hole ES19-148 intersected a broad near surface interval of anomalous Contact Trend mineralization (0.20 g/t Au over 46.5 m) in altered tonalite. Hole ES19-149 reported a continuous interval of altered tonalite with anomalous gold mineralization (90.9 m averaging 0.23 g/t Au).

Exploration since 2016 at the Éléonore South property, and the investigation of the Cheechoo tonalitic intrusion in particular, considers gold mineralization to be intrusion-related, similar to that of the Fort Knox mine in Alaska (Kinross Gold Corporation) and the Côté Lake Project in Ontario (IAMGOLD). Both are examples of large-scale intrusion-related gold deposits. Exploration of the Cheechoo intrusion has encountered mineralization in the primary tonalitic lithology and in post intrusion lithologies (pegmatite, lamprophyre) and has detected small-scale deformation (folding) in the intrusion that also appears to impact gold mineralization.

All drill exploration data collected on the Éléonore South property (2008-2019) and intersecting the Cheechoo tonalite has been used to develop an alteration model to help guide and constrain gold domain interpretations within the Cheechoo intrusion, especially for Contact Trend type mineralization. Analytical results (ICP and FA/AA) from drilling detected a reduced-intrusion alteration signature (As, S, W, Ag, Bi +/- Au) which correlates with visible alteration of tonalite comprised of albitization, quartz-hornblende veins, biotite networks, fine grained tourmaline-bearing veinlets, hornblende porphyroblasts and chloritization. The chemical alteration model was developed using ioGASTM software and internally designed data management algorithms then visualized and refined in LeapfrogTM. Structural information derived from oriented drill core was used to support the interpretation.

The alteration model defines domains for altered and unaltered tonalite, pegmatite-affected tonalite, lamprophyre and overlying metasediments. The altered tonalite and pegmatite-affected tonalite domains are interpreted as a combined, braided, shallow SE dipping and SW plunging zone approximately 500 m wide, 1,500 m long and 200 m thick. The dimensions of these domains are limited by the current extent of drilling along the Contact Trend and remain open at depth.

In the late summer of 2019, a 2-month helicopter supported field program assessed the entire Éléonore South property. The key elements of the program included property-wide prospecting and mapping of the property to identify trench/stripping and drill targets and soil geochemical surveying to assess the un-surveyed southern portion of the property. Mapping was also conducted with channel sampling on the Bill showing and 101 showing.

1,748 B-Horizon soil samples, 1,318 rock grab samples and 130 swan channel samples were collected during the campaign. The objective of the 2019 summer reconnaissance campaign was to identify new prospective areas to be further investigated in 2020. 95% of the property was solely accessible by helicopter. The Joint venture continue to evaluate these results.

More detail regarding 2019 drill and exploration results at Eleonore South are available in press releases on the Company’s website and on SEDAR.

4.0
SECURITY OF SAMPLES

Eastmain manages its exploration samples from their collection points. For drilling, the foreman or driller transports drill core in closed and secured core boxes from the drill to the onsite core-logging facility, where they are received by a geologist or a geological technician. The core boxes were arranged in numerical order, opened, measured and inspected for any drill site numbering or measurement areas. Prior to storage boxes are tagged with aluminum labels.

Samples are systematically hand oriented in the core box and end matched where possible, the orientation is based on oriented drill core measurements obtained using a Reflex ACTIII tool at the drill site if the device is used or with respect to rock foliation before being marked for cutting.

While core is logged, mineralized sections are described, measured and marked for sampling with assay tags placed at the end of each sample. A technician selects the interval and saws it in half lengthwise either along the core axis perpendicular to core foliation or the vertical orientation line derived from Reflex ACTIII measurements. Core is replaced in position in the core box and the ‘top’ half of the sawn sample interval was placed in a plastic sample bag along with a copy of the assay tag and sealed with a plastic tie. The remaining half-core interval is left in the core box and stored as a permanent record or for further sampling and review.

Samples are placed in woven bags clearly marked with a shipping label, sealed with tape and stored for shipment. Samples were shipped by transport from the base camp to an accredited assay laboratory. Most recently, ALS Chemex Laboratories is the initial assayer. Each sample batch is logged into a master manifest listing the sample shipment and a sample shipping list is attached to the first bag of the shipment. All parties handling the samples are required to confirm that the number of physical samples received at any way point in sample transport sign-off at every staging point from camp to the final destination.

4.1
Sampling and Analytical Procedure and Quality Control and Assurance

Since 2002, Eastmain has an established Analytical Quality Assurance Program to control and assure the analytical quality of assays in its exploration programs. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 5% of sample flow from project sites. For 2016, approximately 10% of the sample stream delivered to the assay laboratories for the Clearwater Project are for QA/QC. At the Eastmain Mine Project approximately 5% of samples in the sample stream are for QA/QC purposes.

Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

The Company’s main assay contractor is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 70% passing 2 mm (Tyler 10 mesh). A split of 1,000 grams was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma – atomic emission spectrometry (ICP-AES) finish on 50-gram sub-samples (package code Au-ICP22). The detection limits of this method are 1 part per billion (ppb) to 10 grams gold per tonne (g/t Au). Samples containing more than 500 ppb Au are re-assayed using a second 50-gram aliquot by fire assay with an atomic absorption spectroscopy (AAS) finish on (package code Au-AA24). The detection limits of this method are 5 ppb to 10 g/t Au. In 2016, use of Au-ICP22 analyses was discontinued.

Samples containing more than 5.0 g/t gold are re-assayed twice using a fire assay with a gravimetric finish (package code Au-GRA22) with detection limits of 50 ppb to 1,000 g/t gold.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma (ICP) methods. The element suite includes, among others; silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analysed via dilution and re-analysed by inductively coupled plasma - mass spectrometry (ICP-MS). Results were corrected for spectral inter-element interference.

During the 2019 prospecting campaigns, Eastmain also used Laboratoire Expert Inc. in Rouyn-Noranda, Quebec to obtain analytical results with faster turnaround time. Field samples were collected, packaged and delivered to the laboratory using the same collection, labelling and shipping procedures. Only gold was analyzed for the samples sent to Laboratoire Expert Inc., where samples are crushed to 75% -10 mesh. A 250 gram portion is isolated in a Jones separator and this portion is further crushed to 90% -200 mesh in a ring pulverizer. Analysis is performed on a 30 gram sub-sample using Fire assay and an atomic absorption finish with detection limit of 5 ppb Au. 10% of all samples submitted are analyzed in duplicate by the laboratory, with one laboratory blank and one laboratory standard are inserted in batch of 28 client samples analyzed.

4.2
Scientific and Technical Disclosure

Potential quantity and grade are conceptual in nature. There has been insufficient exploration to define a Mineral Resource on Éléonore South property, and it is uncertain if further exploration will result in any such target being delineated as a Mineral Resource.

All scientific and technical information related to the preparation and completion of Technical Reports as prescribed by National Instrument 43-101 under the headings “2015 Mineral Resource Estimate”, and “2017 Mineral Resource Estimate” for the Clearwater Property and “2018 Mineral Resource Estimate” for the Eastmain Property have been prepared by independent Qualified Persons for Eastmain as described in Section 3 and their disclosure are summarized herein by William McGuinty, P. Geo., Eastmain’s VP Exploration, a Qualified Person within the meaning of NI 43-101. All other scientific and technical information contained in this AIF has been prepared by or under the supervision of, and verified by, William McGuinty, P. Geo., Eastmain’s VP Exploration, a Qualified Person within the meaning of NI 43-101.

5.0
DIVIDENDS

Since its incorporation, Eastmain has not paid any cash dividends on its outstanding Common Shares. Any future dividend payment will be at the discretion of the Board of Directors, and will depend on the Company’s financial needs to fund its exploration programs and its future financial growth as well as other factors that the Board deems necessary to consider under such circumstances.

6.0
CAPITAL STRUCTURE

The Company’s authorized capital stock consists of an unlimited number of Common Shares without par value. As at January 29, 2020, there were 263,581,371 Common Shares issued and outstanding. Each Common Share confers upon the holder the right to one vote at all shareholders’ meetings, to receive all dividends associated with this class of shares as declared by the Company, and upon the dissolution of the Company, the holder is entitled to receive, along with other shareholders, a share of the Company’s assets, proportional to his/her holdings. The company also had 12,869,933 options, 116,667 RSU and 14,280,616 warrants outstanding.

7.0
MARKET FOR THE TRADING OF SHARES

The Common Shares of the Company have been listed on the Toronto Stock Exchange under the symbol “ER” since November 1, 1996. The Common shares of the Company have been listed on the OTCQX or OTCQB under the symbol “EANRF” since June 21, 2017.

Trading Price and Volume

The table below sets forth the high and low values and volume with regard to trading activity of the Common Shares on The Toronto Stock Exchange, presented on a monthly basis for each month during fiscal 2018:

2018	High ($)	Low ($)	Volume (#)
November	0.34	0.28	9,518,448
December	0.35	0.29	6,367,125
2019
January	0.36	0.29	7,754,722
February	0.31	0.235	7,141,595
March	0.245	0.16	12,530,753
April	0.29	0.21	4,833,982
May	0.275	0.22	3,706,779
June	0.255	0.19	5,819,155
July	0.23	0.195	3,438,998
August	0.215	0.17	3,762,883
September	0.20	0.165	3,623,657
October	0.155	0.185	5,765,306

The following table sets forth the security transactions of the Company that are outstanding but not listed or quoted on a marketplace as issued during the most recently completed financial year:

Date	Number/Type of Securities	Exercise Price Per Security
January 2019	476,600 Options (1)	$0.15
January 2019	838,873 RSU’s	N/A

Notes: (1) These options were issued to management and certain employees of the Company. Each option is exercisable at a price of $0.15 per Common Share until January 2024.

8.0
RISK FACTORS

8.1
Exploration and Development

The exploration and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company’s properties are in the exploration stage; the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors. Exploration of greenfield terranes using geological and geophysical information requires application of field sampling programs via prospecting, mapping and drilling to identify a volume of mineralization that can quantified and developed into a mineral resource. Not all exploration programs successfully identify mineral deposits or mineral deposits that merit further exploration due to mineral content or size.

Whether a mineral deposit will be commercially viable depends on factors, which are the particular attributes and location of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which are highly cyclical, government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of any one of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including but not limited to, unusual and unexpected geologic formations, possible cave-ins, unexpected labour disputes and changes in commodity prices.

There can be no guarantee that sufficient quantities of minerals will be discovered or that one of the Company’s properties will reach the commercial production stage. Few properties that are explored are ultimately developed into producing mines. If the Company discovers profitable mineralization, there is no guarantee the Company will be able to obtain sufficient financial means to bring a pre-producing mine into operation. Considering that the Company has no properties with proven reserves and considering the aforementioned risk factors, it is unlikely that the Company will develop a profitable commercial operation in the near future.

8.2
Regulatory Matters

The Company’s mining activities are subject to governmental regulation. These activities can be affected at various levels by governmental regulation governing mineral title, prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, toxic substances, environmental protection, restrictions on exports and other matters.

Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or in land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties.

8.3
Reliability of Resource Estimates

There is no certainty that any of the mineral resources on the Clearwater Project, Eastmain Mine or any other project with mineral resources will be developed into a mining project. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary. Any material change in quantity of mineral resources, grade, stripping ratio or environmental characteristics may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal values obtained in drilling are fully representative of the deposit or that metal recoveries determined in small-scale laboratory tests will be duplicated in a larger-bulk scale test under on-site conditions or during production.

Fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such an estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

8.4
No History of Mineral Production

The Company has never had an interest in a mineral property while in production. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Company or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce mineral resources from its properties include, but are not limited to, the price of the mineral commodities which are currently being explored for, availability of additional capital and financing and the technical characteristics of the mineral deposits.

8.5
Permits, Licenses and Approvals

The operations of the Company require licenses and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licenses and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

8.6
Title to Property

Although the Company has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or disputed. Third parties may have valid claims underlying portions of the Company’s interests in its properties.

Eastmain’s primary area of operations is in the Province of Quebec. Eastmain’s mineral holdings are predominantly held as mining claims which are acquired and managed through an online portal called GESTIM, operated by the Ministère d’énergie et Ressources naturelles (“MERN”). MERN is also the regulator for the Mining Act.

In Quebec, available mining lands are defined as geo-referenced polygons which can be applied for by holders of Quebec prospecting licenses through an online portal. The person identifies the claim (‘clicking’) and pays the required fee online. In the case of mining claims that are expiring or to be cancelled, these lands are made available for acquisition at a designated future date and time, allowing for all interested parties to become aware when these lands are available. In the case of open lands or re-opened lands, the first person to complete the transaction receives the mineral tenure. Funds to for transactions with MERN such as claim acquisition and renewal may be deposited in advance in a dedicated account with the Ministry.

Once acquired, mineral rights are renewable bi-annually on the anniversary of acquisition. To meet the criteria to be renewed the claimholder must provide evidence that a sufficient value of current and historic exploration work was completed on the claim or nearby claims held by the claimholder or a partner. Exploration work is submitted in reports to MERN and the value of said work is banked against the claims where the work was performed. Renewals can use banked credits to support the renewal of a claim where the work was performed or for nearby adjacent claims. The claim under renewal must be located within a radius of 4.5 km from the centre of the claim from which the banked work credits will be taken.

Eastmain conducts exploration in work units such as geological mapping, diamond drilling and geophysical surveys to develop our properties and to comply with renewal requirements. To complete these units of work in a manner appropriate to good exploration practices the Company frequently incurs more than the minimum bi-annual work requirements for claim renewal. This gives the Company flexibility to bank and distribute excess work credits and thereby manage distribution of annual exploration budgets among properties over 2 to 4 year periods, expanding the number of acquisitions and properties that can be managed in the Company’s portfolio. As a result, exploration on any one or several Eastmain properties may not be budgeted in a given year other than required renewal fees.

Eastmain works diligently to manage its claims; using is banked work credits where possible and within the context of preserving credits for core property claim renewals; avoiding the un-timely loss of banked credits through expiry of claims which hold these credits and; avoiding late filing fees or situations where cash-in-lieu might occur.

The annual planning exercise for the any one of the Company’s properties is subject to change during the year based on conditions such as:

●
improved exploration funding during the year;

●
a transaction whereby the purchaser of an Eastmain property assumes renewal responsibility;

●
improved outlook for mineral potential in the vicinity of the property; and

●
continued poor performance of commodity prices

These changes may cause the Company to allocate new funds or re-allocate saved funds to other projects, reduce a project’s budget or bring about a decision to allow a property or some of its claims to lapse.

As a result of the acquisition of mining claims over a number of years and across the calendar, Eastmain’s management of its properties’ claims renewal process operates throughout the year. Eastmain employs a land manager to coordinate, renewals and submission of work reports from which work credits used for renewals are obtained. Company geologists work with the land manager to ensure that exploration work is properly located and costs are properly captured.

The Company intends to manage the portfolio annually to address property development objectives while maintaining all properties in good standing.

8.7
Competition

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

8.8
Additional Funding

Additional funds will be required for future exploration and development. The source of future funds available to the Company is through the sale of additional equity capital or borrowing of funds. There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company’s business and financial position.

Raising additional funding, could cause a dilution of the value of the investment of the current shareholders of the Company. The recuperation value of mineral resource properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Company’s capacity to obtain additional funds in order to realize these programs.

The Company’s exploration activities can therefore be interrupted or suspended at any moment if the Company is incapable of obtaining the necessary funds in order to continue any additional activities that are necessary.

8.9
Dependence on Management

Management of the Company rests with a few key people, in particular the CEO and President, the CFO and the Vice President Exploration as officers. The loss of any could have a detrimental effect on the Company’s operations.

Management is overseen and guided by the Board of Directors who are individuals with extensive and varied experience in the minerals sector and working with corporations within the equities markets.

8.10
Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

8.11
Commercialization

The commercialization of minerals depends on a number of factors that are independent from the Company’s desire to proceed with said commercialization. These factors include market fluctuations and governmental regulations concerning prices, taxes, fees, authorized production, imports and exports. The exact effect of these factors cannot be accurately evaluated.

8.12
Uninsured Hazards

The Company could be held responsible for certain risks including environmental pollution, cave-ins or other hazards against which a corporation such as Eastmain cannot insure against or which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company’s assets.

8.13
Land Claims

All of the properties in the Company’s portfolio are located within the James Bay region which is the subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects. At the present time, none of the properties in which the Company has an interest or an option to acquire an interest is the subject of a specific aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

9.0
DIRECTORS AND OFFICERS

The following table lists the Company’s directors, officers and key advisors and certain related information as the date hereof. Each director holds office until the next annual meeting of the Company or until his successor is appointed or elected. As of January 29, 2020, the directors and officers of the Company collectively hold, directly or indirectly, or exercise control or direction over, 6,121,169 Common Shares, representing approximately 2.76% of the Company’s Common Shares issued and outstanding as of such date.

Name and residence	Position with the Company	Director since
Joseph Fazzini Ontario, Canada	Chief Financial Officer and Vice President, Corporate Development	N/A
Laurie Curtis (3) Ontario, Canada	Chairman and Director	September 2015
Michael Hoffman (1,2,4) Ontario, Canada	Director	March 2016
Blair Schultz (1,2,3,5) Ontario, Canada	Interim President, CEO and Director	April 2016
Herve Thiboutot (2,4), Quebec, Canada	Director	April 2017
Maura Lendon (1,3,4) Ontario, Canada	Director	July 2018
(1)
Member of the Audit Committee
(2)
Member of the Compensation Committee
(3)
Member of the Governance and Nominating Committee
(4)
Member of the Technical, Health and Safety Committee
(5)
Mr. Schultz was appointed to the role of Interim President & CEO, effective December 6, 2019

Joseph Fazzini, CPA, CA, CFA, was appointed to the role of Chief Financial Officer and Vice-President, Corporate Development in May 2016. Concurrently with his role at Eastmain, Mr. Fazzini was most recently Chief Financial Officer of Toachi Mining Inc. until September 2019 when the Company was acquired by Atico Mining to create a leading Latin American base metals producer. Prior to joining Eastmain, Mr. Fazzini worked as a sell-side equity analyst covering global mining companies at Dundee Capital Markets. Through his work as a ranked mining analyst, Mr. Fazzini brings deep relationships across the global capital markets and issuer community as well as an extensive background in financial statement analysis, project finance, mergers and acquisitions and investment valuation. Prior to joining Dundee, Mr. Fazzini began his career in PwC’s Toronto Audit practice, overseeing global audit and advisory engagements. Mr. Fazzini graduated from the University of Toronto’s Rotman School of Management with a Bachelor of Commerce and followed up his education earning both the Chartered Accountant and Chartered Financial Analyst designations. Mr. Fazzini is also currently the Chief Financial Officer of Xtraction Services Holdings Corporation.

Laurence (Laurie) Curtis, Ph.D., P.Geo, a director of Eastmain since September 2015, held positions of CEO, COO and director of Intrepid Minerals, which transitioned through merger and acquisition to become a gold producer and developer. He was actively involved as director on boards of several junior developers with producing mines on several continents, including Wheaton River Minerals Ltd., High River Gold Mines Ltd., Breakwater Resources and Buryatzoloto. During the past five years Laurie’s career shifted into the financial sector where he was Research Analyst Mining for Clarus Securities then subsequently was Vice President, Senior Analyst Global Resources for Dundee Capital Markets. Laurie is also currently a Director of Excellon Resources.

Michael (Mike) Hoffman, P.Eng. a director of Eastmain since March 2016, is an experienced mining executive with over 30 years of practice in the mining industry including engineering, mine operations, corporate development,  projects and construction. He has direct experience in a number of commodities including coal, precious metals, base metals and potash.  Mr. Hoffman also has direct northern Canadian mining experience including operations and projects.  In addition to being a director of Eastmain, he is also a director of 1911 Gold Corporation. He has experience serving on audit committees, sustainability committees, nominating and governance and compensation committees. Mr. Hoffman holds a Bachelor of Applied Science, Mining Engineering from Queen’s University and is a Professional Engineer in the province of Ontario. Mr. Hoffman has also completed the Director Education Course at the Rotman School of Management at the University of Toronto and has the Director designation from the Institute of Corporate Directors.

H. Maura Lendon, LL.B, MBA, LL.M, ICD.D, a director since July 2018, is a seasoned, internationally-experienced general counsel with over 20 years’ experience in the mining and telecom industries gained after initially practicing with top Bay Street law firms. Ms. Lendon is the founder and Chief General Counsel of Scalable General Counsel, providing general counsel services to growing companies since 2019. Previously, she was Chief General Counsel and Corporate Secretary of Primero Mining from 2012 to 2018. Ms. Lendon was Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of Hudbay Minerals from 2008 to 2011, and prior to that was Chief Counsel, Canada and Chief Privacy Officer (Canada) of AT&T. Ms. Lendon is a graduate of the Institute of Corporate Directors – Rotman School of Management Directors Education Program and has previously served on other not-for-profit and public boards. She holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario.

Hervé Thiboutot, P. Geo and Eng., a director since April 2017, has been a major contributor to the co-discovery of more than 20 million ounces of gold during his 34-year career working for major, mid-tier, and junior mining companies. He brings to Eastmain Resources, a wealth of experience in all aspects of exploration from generating, negotiating and managing projects, to corporate, community and governmental relations, and in liaising with project and mine development engineers. He was most recently Senior Vice President at Integra Gold (2012-2017), where he led the team that discovered the multi-million ounce Triangle and No. 4 Plug gold deposits in the heart of the Val-d’Or district. While Alamos Gold’s Vice President of Exploration (2009-2012) for Mexico and Turkey, he was instrumental in doubling the global gold resources and reserves to more than five million ounces of gold in less than three years. He was also the Project Manager for Goldcorp’s Éléonore Mine (2006-2007) where he was responsible for overall project management of the feasibility study of Goldcorp’s Éléonore Project in northern Québec. While at Placer Dome (1982-2006), he held various senior positions including Project Geologist, Project Manager, Country Manager and Exploration Manager. Mr. Thiboutot is a geological engineer graduating from Laval University, Québec City, QC, and is a member in good standing with the Ordre des Ingénieurs du Québec.

Blair Schultz, Acc Dir, a director since April 2016, brings over 20 years of experience in financial, operational, project finance and capital markets experience. Mr. Schultz served as Interim CEO of 1911 Gold Corporation from June 2018 to January 2019. He is also Chair of the Board of Directors for 1911 Gold Corporation (from March 2018). Formerly, he was a director for Ring the Bell Capital Corp (CPC launched February 2018 and successfully RTO’d Arizona Metals Corp. in August 2019), Klondex Mines Ltd. (from June 2012 to September 2018), OK2 Minerals (since August 2016 to September 2018), and VMS Ventures Inc. (from July 2015 to April 2016). His board duties have included Chair, Audit Committee Chair, Special Committee Chair and members of Compensation, Governance, Health and Safety and Nomination committees. From October 2016 to September 2017, Blair was President and CEO of Langhaus Financial, a firm that designs customized wealth and capital planning structures and lends capital through debt and private equity for Canada's leading mid-market entrepreneurs. He served as Chair of Klondex from June 2012 to September 2014. As Chair, Mr. Schultz played a vital role in restructuring the Company. Prior to his time at Klondex, Mr. Schultz spent 13 years from 2001 to 2014 with the Hedge Fund, K2 and Associates Investment Management Inc. He was Vice President and held various positions most notably, Head of Special Situations, Portfolio Management and Trading. Mr. Schultz holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University. He has also completed the ICSA (Canada) Directors’ Education & Accreditation Program, earning an Accredited Director designation. As of December 6, 2019, Mr. Schultz was appointed as interim President, CEO and director of Eastmain.

9.1.1
Conflicts of Interest

To the knowledge of the Company as of January 29, 2020, no material existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below or as otherwise set out in this Annual Information Form.

In connection with the foregoing, any decisions made by such directors and officers who may be in a position of conflict involving the Company have been and will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and any other applicable companies. In addition, such directors and officers have declared and refrained from voting on any matter in which such directors and officers may have a material conflict of interest involving the Company. See “Risk Factors – Conflicts of Interest”.

9.2
Audit Committee

9.2.1
The Audit Committee Charter

A copy of the Audit Committee Charter is attached to this Annual Information Form as Schedule A.

9.2.2
Composition of the Audit Committee

The members of the Audit Committee are Mike Hoffman (Chair), Maura Lendon and Laurie Curtis. The members of the Audit Committee are financially literate and independent within the meaning of applicable securities laws.

9.2.3
Relevant Education Experience and Pre-Approval Policies / Procedures

Mr. Mike Hoffman has held Director, senior management and advisory positions at various publicly listed Canadian mineral exploration and development companies. Through his various roles, including Audit Committee positions, Mr. Hoffman has been actively involved in quarterly and annual financial preparation and reporting for numerous companies across the global mining sector.

Ms. Maura Lendon has been actively involved in legal, corporate and financial oversight functions in various publicly listed Canadian mineral exploration, development and production mining companies. Through her extensive experience in both legal, financial and senior management roles in addition to completion of an MBA degree, Ms. Lendon is well-versed in corporate reporting, public disclosure and financial analysis.

Mr. Curtis has held Director, senior management and advisory positions at various publicly listed Canadian mineral exploration and development companies. His work experience also include significant roles in investment banking and equity research at a variety of Canadian investment banks. Through his various roles with corporate entities, including senior executive roles and audit Committee positions, Mr. Curtis has been actively involved in quarterly and annual financial preparation and reporting for numerous companies across the global mining sector.

As set out in Schedule A of the Company’s Audit Committee charter, the Company shall not engage the Company’s external auditors to perform certain non-audit tasks. Additionally, in the event that the Company wishes to retain the services of the Company’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Audit Committee, who shall have the authority to approve or disapprove on behalf of the Audit Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Audit Committee as a whole. The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Audit Committee or the Audit Committee for each fiscal year and provide a report to the Audit Committee no less frequently than on a quarterly basis.

9.2.4
Audit Fees

The following table sets forth the fees paid to Stern & Lovrics LLP, Chartered Accountants, the Company’s external auditors for services rendered for fiscal 2018 and fiscal 2019.

Services	2017	2018
Audit fees	$23,000	$24,000
Audit-related fees	$0	$0
Tax fees	$2,500	$2,500
All other fees	$0	$0
TOTAL	$25,500	$25,500

10.0
LEGAL PROCEEDINGS

The Company is subject to legal proceedings and claims which arise in the ordinary course of business including matters related to contracts, taxes, employment and workers’ compensation claims and other matters. The Company is not aware of any current or potential claims at this time and no provision has been made in respect of this action.

11.0
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of January 29, 2020, no director, executive officer or significant shareholder of the Company, or any associate or affiliate thereof, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of the Company that has materially affected or that is reasonably expected to materially affect the Company.

11.1
Registrar and Transfer Agent

The Company has retained the services of TSX Trust Company as its registrar and transfer agent. The TSX Trust Company is located at 301 – 100 Adelaide St W Toronto, ON, M5H 4H1.

11.2
Material Contracts

The Company did not enter into any material contracts during the fiscal year ended October 31, 2019 (or prior thereto which contracts are still in effect), other than in the normal course of business.

12.0 EXPERTS

12.1.1
Names of Experts

Certain information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s mineral projects and properties, as well as financial information, all as contained or referenced in a filing made under National Instrument 51-102 during or related to the Company's most recently completed financial year has been based upon information prepared or certified by the following:

1)
Stern & Lovrics LLP (regarding the financial statements for fiscal 2017, 2018 and 2019 and the auditor’s report thereon)

12.1.2
Interests of Experts

Stern & Lovrics has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, where applicable, is set forth in the Company’s Management Information Circular dated March 27, 2020 for the Annual and Special General Meeting of Shareholders held on April 23, 2020. Additional financial information can be found in the Company’s comparative audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2019. Additional information relating to the Company and its activities may also be found on the SEDAR website at www.sedar.com.

“SCHEDULE A”

EASTMAIN RESOURCES INC.

Charter of the Audit Committee of the Board of Directors

1.
PURPOSE OF THIS CHARTER

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Eastmain Resources Inc. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting, the reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

a)
conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

b)
assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

c)
ensure that there is an appropriate standard of corporate conduct for senior financial personnel and employees including, if necessary, adopting a corporate code of ethics;

d)
review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation's financial position and operating results and, in the case of the annual financial statements and related management’s discussion and analysis, report thereon to the Board for approval of same;

e)
select and monitor the independence and performance of the Corporation’s external auditors, attending private meetings with the external auditors, and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

f)
provide oversight of all disclosure relating to, and information derived from, financial statements, management’s discussion and analysis and other information.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part 4 of this Charter.

2.
AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)
engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)
set and pay the compensation for advisors employed by the Committee; and

(c)
communicate directly with the internal and external auditors.

3.
COMPOSITION AND MEETINGS

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the Toronto Stock Exchange, the Business Corporations Act (Ontario) and all applicable securities regulatory authorities.

a)
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from amongst themselves a member who shall serve as Chair. The position, description and responsibilities of the Chair are set out in Schedule “A” attached hereto.

b)
Each member of the Committee shall be “independent” and “financially literate”. An “independent” director is a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship which, in the view of the Board of Directors of the Corporation, could be reasonably expected to interfere with the exercise of the director’s independent judgement or a relationship deemed to be a material relationship pursuant to Sections 1.4 and 1.5 of NI 52-110, as set out in Schedule “B” hereto. A “financially literate” director is a director who has the ability to read and understand a set of financial instruments that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can be reasonably expected to be raised in the Corporation’s financial statements.

c)
Each member of the Committee shall sit at the appointment of the Board of Directors, and in any event, only so long as he or she shall be independent. The Committee shall report to the Board of Directors.

d)
The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present, either in person or by telephone, shall constitute a quorum.

e)
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

f)
If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

g)
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours’ notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

h)
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

i)
The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

j)
The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

k)
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation, other than those relating to non-audit services and annual audit fees which do not require the approval of the Board.

l)
The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

m)
The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

4.
RESPONSIBILITIES

a)
Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the annual audited and interim non-audited financial statements and related management’s discussion and analysis before the Corporation publicly discloses this information to satisfy itself that the financial statements are presented in accordance with applicable accounting principles. in the case of the annual audited financial statements and related management’s discussion and analysis, report thereon and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of management with management and the external auditors, as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.
The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

3.
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and annual and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.
The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or by one of the other Charters before the Corporation publicly discloses this information.

5.
The Committee shall meet no less than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

6.
The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7.
The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.
The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel and all employees.

9.
The Committee shall follow procedures established as set out in Schedule “C” attached hereto, for:

i.
the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

ii.
the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.
The Committee shall provide oversight to related party transactions entered into by the Corporation.

11.
The Committee shall establish the budget process, which shall include the setting of spending limits and authorizations, as well as periodic reports from the Chief Financial Officer comparing actual spending to the budget.

12.
The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.

b)
Independent Auditors

1.
The Committee shall recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Corporation, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors’ report directly to the Committee.

2.
The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.
The pre-approval of the Committee shall be required as further set out in Schedule “D” prior to the undertaking of any non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

4.
The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.
The Committee shall review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

6.
The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.
The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within IFRS that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.

8.
The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.
The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.
The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

11.
The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

c)
Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

SCHEDULE “B”

EASTMAIN RESOURCES INC.

Position Description for the Chair of the Audit Committee

I.
Purpose

The Chair of the Audit Committee of the Board shall be an independent director who is elected by the Board to act as the leader of the Committee in assisting the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Corporation.

II.
Who may be Chair

The Chair will be selected from amongst the independent directors of the Corporation who have a sufficient level of financial sophistication and experience in dealing with financial issues to ensure the leadership and effectiveness of the Committee.

The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders.

III.
Responsibilities

The following are the primary responsibilities of the Chairman:

●
chairing all meetings of the Committee in a manner that promotes meaningful discussion;

●
ensuring adherence to the Committee’s Charter and that the adequacy of the Committee’s Charter is reviewed annually;

●
providing leadership to the Committee to enhance the Committee’s effectiveness, including:

■
providing the information to the Board relative to the Committee’s issues and initiatives and reviewing and submitting to the Board an appraisal of the Corporation’s independent auditors and internal auditing functions;

■
ensuring that the Committee works as a cohesive team with open communication, as well as ensuring open lines of communication among the independent auditors, financial and senior management and the Board of Directors for financial and control matters;

■
ensuring that the resources available to the Committee are adequate to support its work and to resolve issues in a timely manner;

■
ensuring that the Committee serves as an independent and objective party to monitor the Corporation’s financial reporting process and internal control systems, as well as to monitor the relationship between the Corporation and the independent auditors to ensure independence;

■
ensuring that procedures are in place to assess the audit activities of the independent auditors and the internal audit functions;

■
ensuring that procedures are in place to review the Corporation’s public disclosure of financial information and assess the adequacy of such procedures periodically, in consultation with the Disclosure Committee;

■
ensuring that clear hiring policies are put in place for partners and employees of the auditors; and

■
ensuring that procedures are in place for dealing with complaints received by the Corporation regarding accounting, internal controls and auditing matters, and for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

●
managing the Committee, including:

■
adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

■
preparing the agenda of the Committee meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

■
ensuring meetings are appropriate in terms of frequency, length and content;

■
obtaining and reviewing with the Committee an annual report from the independent auditors, and arranging meetings with the auditors and financial management to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used;

■
overseeing the Committee’s participation in the Corporation’s accounting and financial reporting process and the audits of its financial statements;

■
ensuring that the auditor’s report directly to the Committee, as representatives of the Corporation’s shareholders; and

■
annually reviewing with the Committee its own performance.

SCHEDULE “C”

EASTMAIN RESOURCES INC.

National Instrument 52-110 Audit Committees (“NI 52-110”)

Section 1.4 - Meaning of Independence

(1)
An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)
For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)
Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)
an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)
an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)
an individual who:

(i)
is a partner of a firm that is the issuer’s internal or external auditor,
(ii)
is an employee of that firm, or
(iii)
was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d)
an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)
is a partner of a firm that is the issuer’s internal or external auditor,
(ii)
is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)
was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)
Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)
he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)
he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)
For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)
For the purposes of clause (3)(f), direct compensation does not include:

(a)
remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)
the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)
Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)
has previously acted as an interim chief executive officer of the issuer, or

(b)
acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)
For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5 - Additional Independence Requirements for Audit Committee Members

(1)
Despite any determination made under section 1.4 of NI 52-110, an individual who

(a)
accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)
is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)
For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)
an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)
For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

SCHEDULE “D”

EASTMAIN RESOURCES INC.

Procedures for Receipt of Complaints and Submissions

Relating to Accounting Matters

1.
The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters. If no officer is designated by the Corporation, the Chairman of the Audit Committee shall be designated the Complaints Officer.

2.
The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.
The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.
Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.
The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

SCHEDULE “E”

EASTMAIN RESOURCES INC.

Procedures for Approval of Non-Audit Services

1.
The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(1)
bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(2)
appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(3)
actuarial services;

(4)
internal audit outsourcing services;

(5)
management functions;

(6)
human resources;

(7)
broker or dealer, investment adviser or investment banking services;

(8)
legal services; and

(9)
any other service that the Canadian Public Accountability Board or International Accounting Standards Board or other analogous board which may govern the Corporation’s accounting standards, from time to time determines is impermissible.

2.
In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.
The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.